     As filed with the Securities and Exchange Commission on August 5, 1996
                                                          Registration No. 333-.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           __________________________

                        SPLASH TECHNOLOGY HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                     _____________________________________

DELAWARE                             3577                       77-0418472
                              -----------------
(State or other               (Primary Standard              (I.R.S. Employer
jurisdiction of                   Industrial                Identification No.)
Incorporation or                Classification
Organization)                    Code Number)

                            ______________________

                              555 DEL REY AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                (408) 328-6300
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                      ___________________________________

                             KEVIN K. MACGILLIVRAY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       SPLASH TECHNOLOGY HOLDINGS, INC.
                              555 DEL REY AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                (408) 328-6300
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)

                      _________________________________

                                  Copies to:

     JEFFREY D. SAPER, ESQ.                        CARLA S. NEWELL, ESQ.
     HOWARD S. ZEPRUN, ESQ.                        ANTHONY M. ALLEN, ESQ.
      BRETT D. BYERS, ESQ.                        GUNDERSON DETTMER STOUGH
WILSON SONSINI GOODRICH & ROSATI,           VILLENEUVE FRANKLIN & HACHIGIAN, LLP
    PROFESSIONAL CORPORATION                    600 HANSEN WAY, SECOND FLOOR
       650 PAGE MILL ROAD                       PALO ALTO, CALIFORNIA 94304
PALO ALTO, CALIFORNIA 94304-1050                       (415) 843-0500
         (415) 493-9300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an Offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.[_] ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.[_] ___________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
============================================================================================================
TITLE OF EACH CLASS OF              AMOUNT TO BE    PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
SECURITIES TO BE REGISTERED        REGISTERED (1)    OFFERING PRICE    AGGREGATE OFFERING   REGISTRATION FEE
                                                      PER SHARE (2)       PRICE (1) (2)
- ------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value       .     shares          $.          $34,500,000          $11,896.64
============================================================================================================

============================================================================================================

(1)  Includes up to   .   shares of Common Stock ($4,500,000 aggregate offering
     price) which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

                                                           Subject to Completion
                                                                  August 5, 1996

                                  .   Shares

                                 [SPLASH LOGO]

                                 Common Stock

                               ________________

     Of the   .    of Common Stock offered hereby,   .   shares are being sold
by Splash Technology Holdings, Inc. ("Splash" or the "Company") and   .   shares
are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated
that the initial public offering price will be between $   .   and $   .   per
share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Company has applied to have its Common Stock approved for quotation on the Nasdaq National Market under the symbol "SPLH."

                               ________________

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               ________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                 UNDERWRITING                    PROCEEDS TO
                     PRICE TO   DISCOUNTS AND     PROCEEDS TO      SELLING
                      PUBLIC    COMMISSIONS(1)     COMPANY(2)    STOCKHOLDERS
================================================================================
 Per Share            $            $                $              $
- --------------------------------------------------------------------------------
 Total(3)             $            $                $              $
================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.

(2)  Before deducting expenses payable by the Company estimated at $ 1,200,000.

(3)  The Company has granted the Underwriters a 30-day option to purchase up to
        .   additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, total Underwriting
     Discounts and Commissions and Proceeds to Company will be   $   , $ and
     $   , respectively. See "Underwriting."

                               ________________

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about , 1996.


ALEX, BROWN & SONS                                         MONTGOMERY SECURITIES
      INCORPORATED


                   THE DATE OF THIS PROSPECTUS IS   , 1996.

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish to its stockholders annual reports audited consolidated financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

________________________________________________________________________________

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless the contexts otherwise specifies, references in this Prospectus to "Splash" and the "Company" refer to Splash Technology Holdings, Inc. and its subsidiaries, including its principal operating subsidiary, Splash Technology, Inc.

                                  THE COMPANY

     Splash develops, produces and markets color servers that provide an integrated link between desktop computers and digital color laser copiers and enable such copiers to provide high quality, high speed, networked color printing. These hybrid systems, consisting of color servers and digital color laser copiers (referred to as connected or multifunction copiers), support multiple uses including image scanning, image manipulation, printing and photocopying. The Company's products feature advanced color correction, color calibration and separations support, ease of use, time-saving workflow functionality, simulation of many color monitors and printing presses, and automatic correction for certain printing workflow problems.

     Commercial color printing customarily involves multiple iterations of complex, labor-intensive and costly steps, including design and composition, color retouching and other manipulation, color separation, image setting and proofing, and, finally, preparation of printing plates and printing on a large, expensive commercial press. The process involves high fixed costs and considerable time, and historically has been justified only for printing in large volumes. The broader use of desktop color displays, desktop software, and desktop-based color scanners, as well as the increased availability of digital color copiers and networked and desktop color printers, has enabled a greater amount of color design and print preparation to be performed more rapidly and at lower costs than previously possible. Although the quality of both color copiers and desktop color displays has improved in recent years, users hoping to take advantage of such improvements have faced considerable difficulties due to the complexities inherent in color technology, thus creating a need for advanced, integrated, high quality, easy-to-use, and cost-effective color printing solutions.

     Splash servers turn a color copier into an effective network-based system solution for a variety of color printer applications from commercial and short run printing to office and desktop publishing. The Company's products utilize open systems that can be readily integrated with corporate networks, enabling easy access by a broad range of end users. The use of open systems enables the Company to concentrate its development resources on value-added solutions for end users, and provides greater flexibility by allowing use of standard peripheral products and software. The Company believes it was the first among its direct competitors to commercially offer a number of significant features for multifunction copiers, including features in the areas of color calibration, color corrections, color separations and scanning.

     Splash sells its Professional Color Imaging ("PCI") Series color server products to two of the leading providers of color copiers, Xerox Corporation ("Xerox") and Fuji Xerox Company Ltd. ("Fuji Xerox"). These original equipment manufacturers ("OEMs") integrate the Company's color servers with their digital color copiers and sell the connected systems to end users through a worldwide direct distribution network. Users of the Company's color servers include magazine publishers, advertising firms, graphic arts firms, publishing services providers, prepress and printing firms, and Fortune 500 companies with in-house graphics, marketing and advertising and publishing needs.

     Splash Technology Holdings, Inc. was incorporated in Delaware in December 1995. The Company's business operated as the Color Server Group ("CSG") division of SuperMac Technology from late 1992 to August 1994, and after the merger of SuperMac Technology, Inc. ("SuperMac") into Radius, Inc. ("Radius") and as the CSG division of Radius from August 1994 until January 1996. In January 1996, the Company was acquired by an investor group consisting of certain funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P. and certain members of management of the Company. The Company's executive offices are located at 555 Del Rey Avenue, Sunnyvale, CA 94086, and its telephone number is (408) 328-6300. See "Acquisition" and "Certain Transactions."
________________________________________________________________________________

________________________________________________________________________________
                                 THE OFFERING

Common Stock offered hereby..........................         .      shares
Common Stock to be outstanding after the Offering....         .      shares(1)
Use of proceeds                                       For repayment of
                                                      subordinated promissory
                                                      notes, redemption of
                                                      Series A Preferred Stock,
                                                      and general corporate
                                                      purposes including
                                                      working capital.
                                                      See "Use of Proceeds."
Proposed Nasdaq National Market symbol............... SPLH

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                   SPLASH
                                                                                                 TECHNOLOGY
                                                          PREDECESSOR BUSINESS                 HOLDINGS, INC.
                                               ------------------------------------------  --------------------
                                                  YEAR ENDED SEPTEMBER 30,        NINE MONTHS ENDED JUNE 30,
                                               ------------------------------  --------------------------------
                                                    1994            1995           1995            1996(2)
                                               --------------  --------------  ------------   -----------------
                                                                                                 (PROFORMA)
CONSOLIDATED STATEMENT OF OPERATIONS  DATA:                                              (UNAUDITED)
 Net revenue.................................      $ 16,354      $ 30,472         $ 20,343       $ 31,334
 Cost of net revenue.........................        12,068        20,723           13,737         19,882
                                                    -------       -------          -------        -------
 Gross profit................................         4,286         9,749            6,606         11,452
                                                    -------       -------          -------        -------
 Operating expenses:                                  1,999
  Research and development...................           562         3,295            2,034          3,122
  Sales and marketing........................           377         2,076            1,505          1,494
  General and administrative.................                         891              667            955
  Amortization of purchased technology and
   write-off of in-process technology........            --            --               --         22,729
                                                    -------       -------          -------        -------
   Total operating expenses..................         2,938         6,262            4,206         28,300
                                                    -------       -------          -------        -------
 Income (loss) from operations...............         1,348         3,487            2,400        (16,848)
 Interest expense, net.......................            --            --               --            406
                                                    -------       -------          -------        -------
 Income (loss) before provision for
 income taxes................................         1,348         3,487            2,400        (17,254)
 Provision for (benefit from) income taxes...            99         1,395              960         (6,929)
                                                    -------       -------          -------       --------
 Net income (loss)...........................       $ 1,249       $ 2,092          $ 1,440       $(10,325)
                                                    =======       =======          =======       ========

                                                                             SPLASH TECHNOLOGY HOLDINGS, INC.
                                                                         --------------------------------------
                                                                                       JUNE 30, 1996
                                                                         --------------------------------------
                                                                                 ACTUAL        AS ADJUSTED(3)
                                                                         -----------------  -------------------
                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Working capital................................................                   $ 5,955        $ 9,229
 Total assets...................................................                    28,502         31,776
 Long term debt.................................................                     8,000           --
 Total liabilities..............................................                    20,980         12,980
 Stockholders' equity...........................................                     7,522         18,796

(1) Based on shares outstanding as of June 30, 1996. Excludes an aggregate of approximately 70,000 shares of Common Stock issuable on exercise of options and warrants outstanding as of June 30, 1996 at a weighted average exercise price of $1.63 per share; approximately 4,000 shares of Common Stock issuable on exercise of options granted after June 30, 1996; approximately 670,000 shares of Common Stock reserved for future grants under the Company's 1996 Stock Option Plan; and 50,000 shares of Common Stock reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. Also excludes 15,426 shares of Series A Preferred Stock to be redeemed upon the closing of the Offering. See "Use of Proceeds," "Management--Compensation Plans" and Note 8 of Notes to Consolidated Financial Statements.

(2) Represents the results of operations of CSG for the four months ended January 31, 1996 plus the results of operations of the Company for the five months ended June 30, 1996. There were no significant pro forma adjustments.

(3) Adjusted to reflect the sale of $30,000,000 of Common Stock by the Company after deducting estimated underwriting discounts and commissions and estimated offering expenses and application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                            _______________________

 This Prospectus includes trademarks and trade names of the Company and other corporations.

                            _______________________

     Except for the Consolidated Financial Statements and as otherwise noted, all information in this Prospectus has been adjusted to give effect to (i) the conversion of each outstanding share of Series B Preferred Stock into Common Stock upon the closing of the Offering, (ii) adoption of the Company's 1996 Stock Option Plan and 1996 Employee Stock Purchase Plan in July 1996, and (iii) the filing of a Restated Certificate of Incorporation on or prior to the closing of the Offering to increase the authorized number of shares of Common Stock and Preferred Stock. See "Capitalization," Description of Capital Stock" and "Underwriting."

________________________________________________________________________________

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below.

     Short Period of Independent Operations; No Assurance of Future Profitability. Prior to the Acquisition in January 1996, the business of the Company had been operated as a division of Radius and, prior to the merger of SuperMac into Radius, as a division of SuperMac. Moreover, Splash was dependent on Radius through May 1996 for certain financial and administrative services and related support functions. Accordingly, the Company has had limited experience operating as an independent entity, and there can be no assurance that the Company will be able to operate effectively as an independent company. Moreover, the Company only began implementing independent accounting systems, financial, operational and management controls, and reporting systems and procedures in February 1996. The Company believes that further improvements in management and operational controls will continue to be needed to manage any expansion of the Company's operations. The failure to implement such improvements could have a material adverse effect upon the Company's business, operating results and financial condition.

     Although the Company's net revenue has increased each year since fiscal 1994, the Company's limited history of operations as an independent entity make reliable predictions of future operating results difficult or impossible. In particular, the Company's recent revenue growth should not be considered indicative of future results. There can be no assurance that any of the Company's business strategies will be successful or that the Company will be able to sustain growth on a quarterly or annual basis. Although the Company was profitable for the first nine months of fiscal 1996 (pro forma) and the first five months of independent operations through June 30, 1996 (before purchase accounting adjustments), there can be no assurance that the Company will continue to be profitable on an annual or quarterly basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fluctuations in Operating Results; Seasonal Purchasing Patterns. The Company's operating results have fluctuated and will likely continue to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are outside the Company's control. These fluctuations are in part due to the purchasing patterns of the Company's two customers, Xerox and Fuji Xerox. These customers have historically made, and are expected to continue to make, a significant portion of their purchases of the Company's products in the second half of the Company's fiscal year. As a result, the Company's sales have historically been significantly lower, and are expected to continue to be lower, in the first quarter of the Company's fiscal year than the immediately preceding fourth quarter. In addition, any increases in inventories by the Company's customers could also result in variations in the timing of purchases by such customers. For example, in May 1996, as the Company transitioned from its Power Series line of products to its PCI Series line of products, Xerox informed Splash that it held in its inventory a substantial quantity of Power Series products accumulated since January 1996. As a result of the Company's product transition and Xerox's accumulation of inventory of these products, sales of Power Series products shipped to Xerox between January 1996 and April 1996 are recorded as net revenue when Xerox sells these products to end users. All other Power Series and PCI Series product sales are recorded upon shipment to the OEM customer. There can be no assurance that the Company will receive sufficient inventory information from its OEM customers over time or that the Company will be able to prevent recurrence of a similar problem in the future. In addition, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products. In the event that anticipated orders from end users fail to materialize, or delivery schedules are deferred or canceled as a result of the above factors or other unanticipated factors, it would materially and adversely affect the Company's business, operating results and financial condition.

     Results in any period could also be affected by changes in market demand, competitive market conditions, sales promotion activities by the Company, its OEM customers or its competitors, market acceptance of new or existing products, sales of color copiers with which the Company's products are compatible, the cost and availability of components, the mix of the Company's customer base and sales channels, the amount of any third party funding of development expenses, the mix of products sold, the Company's ability to effectively expand its sales and marketing organization, the Company's ability to attract and retain key technical and managerial employees, and general economic conditions. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. Due to all of the foregoing factors, the Company's operating results in one or more future periods may be subject to significant fluctuations. In the event this results in the Company's financial performance being below the expectations of public market analysts and investors, the price of the Company's Common Stock would be materially and adversely affected.

     The Company's gross margin is affected by a number of factors, including product mix, product pricing, and manufacturing and component costs. The Company may be required to reduce prices in response to competitive pressure or increase spending to pursue new market opportunities. In this regard, in the event of significant price competition in the market for color copier servers or competitive systems, the Company could be at a significant disadvantage compared to its competitors, many of which have substantially greater resources (and, in the case of the Company's principal competitor, Electronics for Imaging, Inc. ("EFI"), lower product costs) than the Company and therefore could more readily withstand an extended period of downward pricing pressure. Any decline in average selling prices of a particular product which is not offset by a reduction in production costs or by sales of other products with higher gross margins would decrease the Company's overall gross margin and adversely affect the Company's operating results. The Company establishes its expenditure levels for product development and other operating expenses based on projected sales levels and margins, and expenses are relatively fixed in the short term. Moreover, the Company's overall expense level is expected to increase as the Company builds corporate infrastructure to replace services previously provided by Radius and to support expansion of operations. Accordingly, if sales are below expectations in any given period, the adverse impact of the shortfall on the Company's operating results may be increased by the Company's inability to adjust spending in the short term to compensate for the shortfall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Emerging Color Server Market. The market for the Company's color server products has only recently begun to develop. Because the markets for digital color copiers and connected color servers are relatively new, and because current and future competitors are likely to continue to introduce competing solutions, it is difficult to predict the rate at which these markets will grow, if at all. If the color server market fails to grow, or grows more slowly than anticipated, the Company's business, operating results and financial condition will be adversely affected. The Company intends to continue to spend resources educating potential customers about color servers. However, there can be no assurance that such expenditures will enable the Company's products to achieve any additional degree of market acceptance. Moreover, the Company has historically focused on certain segments of the market (the prepress and graphic arts segments) and has had only limited penetration to date into the broader office segment or other market segments. There can be no assurance the Company will be able to maintain or increase its presence in its existing market segments or to successfully penetrate such additional market segments. See "Business--Industry Background" and "--Competition."

     Dependence on Xerox and Fuji Xerox. The Company's products operate only with certain color laser copiers offered by Xerox and Fuji Xerox, and the Company currently sells its products solely to Xerox and Fuji Xerox. Sales to Xerox in fiscal 1994 and 1995 and the nine months ended June 30, 1996 accounted for approximately 40%, 41% and 49%, respectively, of the Company's net revenue, and sales to Fuji Xerox in such periods accounted for approximately 60%, 59% and 51%, respectively, of net revenue. As a result, sales of the Company's products have been and will continue to be heavily influenced by the market acceptance of the Xerox and Fuji Xerox color copiers with which the Company's products operate and the sales efforts of Xerox and Fuji Xerox with respect to Splash products. Xerox and Fuji Xerox face substantial competition from other manufacturers of color copiers, including Canon Inc., which the Company believes has the largest share of the worldwide market for color copiers. If sales of the color copiers of Xerox and Fuji Xerox with which Splash's products are compatible decrease, the Company's business, operating results and financial condition would be materially and adversely affected. Similarly, if Xerox or Fuji Xerox were to introduce color copiers that are not compatible with the Company's products, or if Xerox or Fuji Xerox were to introduce color copiers that already contain a significant portion of the functionality of the Company's products so as to render the Company's products unnecessary, the Company's business, operating results and financial condition would be materially and adversely affected. In addition, Fuji Xerox color copiers are produced in a single location in Japan, and any disruption of production at such facility could materially and adversely affect the Company's business, operating results and financial condition.

     The Company has historically sold color servers only to Xerox and Fuji Xerox, which resell the Company's products on an OEM basis to their color copier end users. As a result, the Company currently has a very small sales and marketing organization and has limited experience with direct sales efforts. Any change in the sales and marketing efforts of Xerox or Fuji Xerox with respect to Splash's products, including any reduction in the size or effectiveness of the Xerox or Fuji Xerox sales and marketing forces, or changes in incentives for Xerox or Fuji Xerox salespersons to sell Splash products or color servers produced by competitors of Splash, could have a material adverse effect on the Company's business, operating results and financial condition.

     Xerox currently sells a substantial number of color servers made by companies other than Splash, including those of the Company's principal competitor, EFI, and Fuji Xerox has recently commenced sales of EFI color servers. Either Xerox or Fuji Xerox may choose to promote the use of color servers manufactured by competitors of the Company to the detriment of sales of the Company's products, may choose to manufacture color servers themselves, may choose to manufacture only color copiers that are not compatible with Splash products, or may otherwise reduce or cease purchases and sales of Splash color servers. The Company does not have contracts with Xerox and Fuji Xerox with respect to its PCI Series products and is currently operating on a purchase order basis with these customers. Although the Company is currently negotiating an agreement with Xerox and Fuji Xerox for its PCI products, there can be no assurance that any such agreement will be completed or that the Company will continue to receive orders from Xerox or Fuji Xerox. Any change in the level of sales to Xerox or Fuji Xerox would have a material adverse effect on the Company's business, operating results and financial condition.

     Inventory Risks. Xerox and Fuji Xerox may from time to time carry an excess inventory of Splash color servers, inaccurately project future demand for Splash products or fail to optimally manage their ordering of Splash products, any of which could result in a significant decrease in orders from such customers in subsequent periods. For example, in May 1996, as the Company transitioned from its Power Series line of products to its PCI Series line of products, Xerox informed Splash that it held in its inventory a substantial quantity of Power Series products accumulated since January 1996. Xerox has indicated to Splash that, to eliminate this inventory and to permit Xerox to introduce the new PCI Series products, Xerox dramatically reduced the selling prices of the Power Series products beginning in June 1996. Sales by Xerox of the Power Series products at a discount may have resulted or could result in reduced sales of the Company's PCI Series products. Further, the reduced margin that Xerox will experience as a result of its efforts to sell off its inventory of the Power Series products may impair Splash's relationship with

Xerox and thus could result in reduced future sales of Splash products by Xerox. Xerox may have difficulty selling color server kits for the Power Series products, which do not include a computer platform, because these units require the use of an Apple Power Macintosh based upon the NuBus architecture no longer used in Apple Power Macintosh computers. Thus, a purchaser of the earlier generation color server kit must either already possess a NuBus based Apple Power Macintosh or purchase one used. Xerox may not be able to continue to sell Splash products at historic levels once it returns to a policy of not discounting Splash products. Moreover, although Xerox has no commercial right of return with respect to the Company's products, there can be no assurance that the Company will not elect to make accommodations to Xerox in light of its status as a significant customer. Reduced sales of Splash products by Xerox or any financial accommodation made to Xerox could have a material adverse effect on the business, operating results and financial condition of Splash. There can be no assurance that the Company will receive sufficient inventory information from Xerox or other customers over time or that the Company will in any event be able to prevent recurrence of a similar problem in the future, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Adobe Systems Incorporated. The Company's products depend on the PostScript page description language software developed by Adobe Systems Incorporated ("Adobe") and licensed by the Company from Adobe on a non-exclusive basis. Any delay in the release of future versions of PostScript by Adobe or in the upgrade of the Company's products to be compatible with future versions of PostScript, or any material defects in any future versions of PostScript software, could have a material adverse effect on the Company's business, operating results and financial condition. The Company is required to pay a royalty for each copy of PostScript that is incorporated in Splash products, which royalty constitutes a substantial portion of the total manufactured cost of the Company's products. In addition, the Company is required to permit testing by Adobe of the beta release version of the Company's products, and the Company cannot begin shipping any version until such version meets Adobe's quality standards. The Company's license agreement with Adobe expires in September 1997, subject to renewal upon mutual consent. There can be no assurance that Adobe will continue to enjoy its leadership position in the market, renew the current license at the end of its term or license future versions of PostScript to Splash on terms favorable to Splash or at all. If the Adobe License Agreement is for any reason terminated or the Company's relationship with Adobe is impaired, the Company could be required to change to an alternative page description language which would require the expenditure of significant resources and time and could significantly limit the marketability of the Company's products. Any increase in royalties payable to Adobe also could have a material adverse effect on the Company's operating results. In addition, the Adobe PostScript software is incorporated in the products of certain of the Company's competitors. The Company's business could be materially and adversely affected if Adobe were to make available to the Company's competitors future versions of Adobe PostScript software that include enhancements to the PostScript software that were originally developed or implemented by Splash. See "Business--Competition" and "-- Intellectual Property."

     Dependence on Apple Computer, Inc. All of the Company's current products require the use of an Apple Power Macintosh computer as a computer platform. Apple has recently experienced significant financial difficulties and losses in market acceptance, and its products have particularly low levels of market acceptance in the office color printing market into which the Company is seeking to expand. If Apple were to discontinue production of the Power Macintosh models with which Splash products operate or were unable to provide or otherwise cease to provide an acceptable level of end user customer support, the Company's business, operating results and financial condition would be materially and adversely affected. For example, Apple phased out the manufacture of Power Macintosh products based on the NuBus architecture in the second half of calendar 1995 in favor of Power Macintosh products based on the PCI bus architecture. As a result, the Company had to expend significant resources and faced substantial risk of technological failure or lack of market acceptance in developing and introducing its PCI-based products. Any efforts of the Company to migrate its products to a non-Apple computer platform would require a substantial expenditure of resources and time, and there can be no assurance that any such products can be successfully developed or introduced in a timely fashion and at competitive cost or otherwise achieve widespread market acceptance. See "Business--Manufacturing."

     Dependence on Single Product Line. Substantially all of Splash's current shipments consist, and are expected to continue to consist, of the Company's PCI Series of color server products. Because of this product concentration, a decline in demand or pricing of these products would have a material adverse effect on the Company's business, operating results and financial condition, whether as a result of a decline in sales of complementary Xerox and Fuji Xerox copiers; a further decline in the market for Apple Power Macintosh computers; increased sales by Xerox or Fuji Xerox of color servers offered by competitors of the Company or developed internally by Xerox or Fuji Xerox; new product introductions by competitors; price competition; and technological change. Any decline in the market for this product line or any failure to timely produce new and enhanced products would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products and Technology."

     Rapid Technological Change; Dependence on New Product Introductions. The graphics and color reproduction, color processing and personal computing markets are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, the Company must continue to design, develop, manufacture and sell new products that provide increasingly higher levels of performance and reliability, take advantage of technological advancements and changes and respond to new customer requirements. The Company's success in designing, developing, manufacturing and selling new products will depend on a variety of factors, including the identification of market demand for new products, product selection, timely implementation of product design and development, product performance, cost-effectiveness of current products and products under development, effective manufacturing processes and the success of promotional efforts.

     The Company has recently transitioned its product offerings from its Power Series products to its PCI Series products, and there can be no assurance that the PCI Series or any future products will achieve widespread market acceptance. In addition, the Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the future. If the Company is unable, due to resource constraints or technological or other reasons, to develop and introduce new products or versions in a timely manner, or if such new products or releases do not achieve timely and widespread market acceptance, it would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products and Technology" and "--Research and Development."

     Competition. The markets for the Company's products are characterized by intense competition and rapid change. The Company competes directly with other independent manufacturers of color servers and with copier manufacturers, and indirectly with printer manufacturers and others. The Company has a number of direct competitors for color server products, the most significant of which is EFI. Splash also faces competition from copier manufacturers that offer internally developed color server products, such as a non-PostScript color server offered by Fuji Xerox, or that incorporate color server features into their copiers. In addition, the Company faces competition from desktop color laser printers that offer increasing speed and color server capability. As component prices decrease and the processing power and other functionality of copiers, printers and computers increases, it becomes more likely that copier, printer and computer manufacturers will continue to add color server functionality to their systems, which could reduce the market for the Company's existing line of products.

     The Company also competes indirectly with manufacturers of electronic color prepress systems, which offer similar functionality for the short-run and commercial printing market as is provided by the Company's products.

The Company also competes indirectly with manufacturers of electronic color prepress systems, which offer similar functionality for the short-run and commercial printing market as is provided by the Company's products. The Company also competes indirectly with providers of color separation, color editing and page layout software. While such software typically is complementary to the Company's systems, such software can also be competitive with the Company's systems and may become increasingly competitive to the extent that the providers of such software extend the functionality of their products in future releases.

     Many of the Company's current and potential direct and indirect competitors have longer operating histories, are substantially larger, and have substantially greater financial, technical, manufacturing, marketing and other resources than Splash. A number of these current and potential competitors also have substantially greater name recognition and a significantly larger installed base of products than the Company, which could provide leverage to such companies in their competition with Splash. The Company expects competition to increase to the extent the color server market grows, and such increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. As a result of their greater resources, many of such competitors are in a better position than Splash to withstand significant price competition or downturns in the economy. There can be no assurance that Splash will be able to continue to compete effectively, and any failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

     Management of Expanding Operations. The growth in the Company's business has placed, and any further expansion would continue to place, a significant strain on the Company's limited personnel, management and other resources. The Company's ability to manage any future expansion effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new management and employees into its overall operations and to continue to improve its operational, financial and management systems. In this regard, the Company's Chief Financial Officer and Vice President, Finance and Administration joined the Company on March 29, 1996, and the Company currently does not have and has been searching for a Vice President, Sales and Marketing. Moreover, the Company expects to increase significantly the size of its domestic and international sales support staff and the scope of its sales and marketing activities, and to hire additional research and development personnel. The Company's failure to manage any expansion effectively, including any failure to integrate new management and employees or failure to continue to implement and improve financial, operational and management controls, systems and procedures, could have a material adverse effect on the Company's business, operating results and financial condition.

     Dependence on Third Party Manufacturers. The Company outsources the manufacture of its products to third party subcontract manufacturers including Manufacturing Services, Ltd. ("MSL"), located in Sunnyvale, California and Logistix Incorporated ("Logistix") located in Fremont, California. MSL purchases the components used in Splash boards from its component suppliers and performs double-sided active surface mount assembly, in-circuit test, functional test and system test of the printed circuit boards used in the Splash PCI Series products, on a turnkey basis. MSL also performs in-warranty and out-of-warranty repair of failed boards for the Splash PCI Series products. The Company directly purchases Apple Power Macintosh computers, monitors and memory, and furnishes these components, as well as the MSL-assembled boards, to Logistix for final assembly. Logistix directly purchases a small portion of the components used in Splash color servers and does all final assembly and system configuration. Other subcontract manufacturers perform similar services with respect to the Splash Power Series product line.

     While the Company's subcontract manufacturers conduct quality control and testing procedures specified by the Company, the Company has from time to time experienced manufacturing quality problems. Although the Company does not believe any such problem had a material adverse effect on the Company's business, there can be no assurance that quality problems will not occur again in the future or that any such problem would not have a material adverse effect on the Company's business, operating results and financial condition.

     If the Logistix, MSL or other third party manufacturing facilities utilized by the Company become unavailable to the Company, or if the manufacturing operations at these facilities are slowed, interrupted or terminated, the Company's business, operating results and financial condition could be adversely affected. Although the Company believes that there are a variety of companies available with the capability to provide the Company with such services, there can be no assurance that the Company would be able to enter into alternative third party manufacturing arrangements on terms satisfactory to the Company, in a timely fashion, or at all. See "Business--Manufacturing."

     Dependence on Component Availability and Cost. The Company purchases components comprising a significant portion of the total cost of its color servers. The balance of the inventory required to manufacture the Company's products is purchased by Logistix. The Company currently sources most of its Power Macintosh computers that serve as the platforms for its color servers exclusively from Apple. The Company is currently operating on a purchase order basis with Apple.

     Certain components necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers. These include Apple Power Macintosh computers, certain ASICs and other semiconductor components. The Company does not maintain any long-term agreements with any of its suppliers of components. Because the purchase of certain key components involves long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet end user demand. The Company also purchases memory modules from a single supplier. Although other sources are available, a change in memory supplier could require time to effect and could impact production. This risk would be exacerbated in times of short memory supply. Any inability to obtain adequate deliveries of any of the components or any other circumstance that would require the Company to seek alternative sources of supply could affect the Company's ability to ship its products on a timely basis, which could damage relationships with current and prospective customers and could therefore have a material adverse effect on the Company's business, financial condition and operating results. Moreover, there can be no assurance that alternative sources of supply would be available on reasonably acceptable terms, on a timely basis, or at all. The Company has from time to time experienced shortages in deliveries of ASICs from Toshiba Corporation, which shortages have impacted production volume capabilities. In order to attempt to mitigate the risk of such shortages in the future, the Company intends to increase its inventory of components for which the Company is dependent upon sole or limited source suppliers. As a result, the Company may be subject to an increasing risk of inventory obsolescence in the future, which could materially and adversely affect the operating results and financial condition.

     The market prices and availability of certain components, particularly memory and other semiconductor components and, to a lesser extent, Apple Power Macintosh computers, which collectively represent a substantial portion of the total manufactured cost of the Company's products, have fluctuated significantly in the past. Significant fluctuations in the future could have a material adverse effect on the Company's operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing."

     Dependence on Proprietary Technology. The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Splash software included as a part of the Company's products is sold pursuant to "shrink wrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. The Company does not own any issued patent. There can be no assurance that any trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, operating results and financial condition.

     There have been substantial amounts of litigation in the computer and related industries regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. In particular, EFI filed suit against Radius in November 1995, alleging infringement of an EFI patent by Splash's predecessor, CSG. The technology which is the subject of the patent claim was acquired by Splash in the Acquisition, and EFI could add Splash as a defendant to this suit at any time. Although a portion of the purchase price in the Acquisition was placed in escrow pending resolution of the EFI litigation, there can be no assurance that any such litigation against Splash would not have a material adverse effect on the Company's business, operating results and financial condition. Any claims that the Company is infringing on proprietary rights of EFI or others, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, and cause product shipment delays. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered or that the terms of any offered license would be acceptable to the Company. Any need to redesign the products or enter into any royalty or licensing agreement could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company relies upon certain software licensed from third parties. There can be no assurance that the software licensed by the Company will continue to provide competitive features and functionality or that licenses for software currently utilized by the Company or other software which the Company may seek to license in the future will be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent software or suitable alternative products could be developed, identified, licensed and integrated, and the inability to license key new software that may be developed, on commercially reasonable terms, would have a material adverse effect on the Company's competitive position. Any such event would materially adversely affect the Company's business, operating results and financial condition. See "Acquisition," "Business--Intellectual Property" and "Certain Transactions."

     Need for Additional Capital. The Company believes that in order to remain competitive it may require additional financial resources over the next several years for working capital, research and development, expansion of sales and marketing resources, and capital expenditures. The Company believes that it will be able to fund planned expenditures for at least the next twelve months from a combination of the proceeds of the Offering, cash flow from operations and existing cash balances. Assuming completion of the Offering and the application of $23.4 million the net proceeds therefrom for repayment of the subordinated notes and redemption of the Series A Preferred Stock, as of June 30, 1996 the Company would have had approximately $9.2 million in working capital, including approximately $9.9 million in cash and cash equivalents. In addition, the Company's operations generated cash flow of $6.8 million during the nine months ended June 30, 1996. Accordingly, upon completion of the Offering, the Company will continue to have limited capital resources and expects that it will require additional capital to support future growth, if any. The Company may not be able to obtain additional financing as needed on acceptable terms or at all. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

     Risk of Product Defects. The Company's products consist of hardware and software developed by Splash and others. Products such as those of the Company may contain undetected errors when first introduced or when new versions are released, and the Company has in the past discovered software and hardware errors in certain of its new products after their introduction. Although the Company has not experienced material adverse effects resulting from any errors to date, there can be no assurance that errors would not be found in new versions of Splash products after commencement of commercial shipments, or that any such errors would not result in a loss of or delay in market acceptance and have a material adverse effect upon the Company's business, operating results and financial condition. In addition, errors in the Company's products (including errors in licensed third party software) detected prior to new product release could result in delay in the introduction of new products and incurring of additional expense, which also could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Technology."

     International Sales. All sales to Fuji Xerox are international sales. As a result, international sales accounted for approximately 60%, 59% and 51% of net revenue in fiscal 1994 and 1995 and in the nine months ended June 30, 1996, respectively. In addition, although all sales to Xerox are U.S. sales, Xerox has a significant international customer base, and the Company believes that a significant portion of Splash products purchased by Xerox are resold outside the United States. The Company expects that direct and indirect international sales will continue to represent a substantial portion of its net revenue for the foreseeable future. While the Company's international sales are presently denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to end users in a particular country, leading to pressure to reduce the U.S. dollar denominated price to the Company's OEM customers, which could in turn result in a reduction in net revenue and profitability. The Company's business, operating results and financial condition would be materially adversely affected if foreign markets do not continue to develop. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Financial Difficulties of a Major Shareholder; Potential Sales of Common Stock. Radius, which will beneficially own approximately .% of the outstanding shares of the Common Stock immediately following the Offering, has faced significant financial difficulties in recent periods, including the period before the Acquisition and continues to face such difficulties. Radius has certain rights to demand that the Company register Radius' shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), which registration would permit the sale by Radius of the shares registered in the public market. If Radius were to enter bankruptcy, Radius would have the ability to sell a substantial portion of its holdings of Common Stock in the public market without regard to requirements for registration of such shares under the Securities Act and for the requirements of Rule 144 promulgated under the Securities Act. A sale of substantial amounts of the shares of Common Stock held by Radius in the public market or the prospect of such a sale could adversely affect the market price of the Company's Common Stock.

     Dependence on Key Personnel. Because of the nature of the Company's business, the Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing, sales and managerial personnel, including senior members of management. The competition for such personnel is intense, and the loss of any of such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, would have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. The Company currently does not have employment contracts with any of its employees and does not maintain key person life insurance policies on any of its employees. See "Business--Employees" and "Management."

     Control By Principal Stockholders, Officers and Directors; Anti-Takeover Effects of Certificate of Incorporation and Delaware Law. Immediately following the Offering, the Company's principal stockholders, officers, directors and their affiliates will beneficially own approximately .% of the outstanding shares of the Common Stock. As a result, such persons, acting together, would have the ability to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, effective upon the closing of the Offering, the Board of Directors will have the authority to issue up to 5,000,000 shares of undesignated Preferred Stock, to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's stockholders. The Company's Certificate of Incorporation also provides for a classified board of directors such that only approximately one-third of the board is selected at each annual meeting of stockholders. A classified board may have the effect of deferring or discouraging a charge in control of the Company. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The Company's Certificate of Incorporation also eliminates cumulative voting in the election of directors. The concentration of ownership and the issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     Benefit of Transaction to Existing Stockholders. The Offering will provide substantial benefits to existing stockholders of the Company, particularly certain affiliates of Summit Partners, L.P. and Sigma Partners, L.P. The Company will use approximately $15.4 million of the proceeds of the Offering to redeem all outstanding shares of the Company's Series A Preferred Stock, which are held by funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P., and approximately $8.0 million of the proceeds to repay all outstanding subordinated notes, which are held by funds affiliated with Summit Partners. See "Use of Proceeds" and "Principal and Selling Stockholders."

     Shares Eligible for Future Sale. Sale of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of the Offering, the Company will have outstanding . shares of Common Stock. Of these shares, with the exception of the . shares offered hereby, all shares of Common Stock held by current stockholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. After the 180-day period, approximately 320,000 shares will be eligible for sale under Rules 144 and 701 promulgated pursuant to the Securities Act. The remaining approximately 2,350,000 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144. In addition, the Company intends to file a registration statement under the Securities Act, upon the effectiveness of the Offering or shortly thereafter, covering the sale of shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan and 1996 Employee Stock Purchase Plan. As of June 30, 1996, there were options outstanding to purchase a total of approximately 70,000 shares of the Company's Common Stock, all of which are subject to 180-day lock-up agreements and approximately 670,000 additional shares reserved for future option grants. Approximately 70,000 shares issuable upon exercise of such options will be eligible for purchase and resale into the public market 180 days after the date of this Prospectus in reliance upon Rule 701. Upon completion of the offering, the 4,282 shares of Series B Preferred Stock owned by Radius will automatically convert into 497,465 shares of the Company's Common Stock, which are subject to a 180-day lockup agreement. If Radius were to enter bankruptcy and were allowed to sell its shares of the Company's Common Stock without regard to the Lock-up agreement or the restrictions of Rule 144 under the Securities Act, such additional shares of Common Stock would become eligible for resale into the public market at an indeterminate date after the date of this Prospectus. See "Management--Compensation Plans," "Shares Eligible for Future Sale" and "Underwriting." Certain existing stockholders holding approximately 2,450,000 shares of Common Stock are also entitled to registration rights with respect to their shares of Common Stock. See "Description of Capital Stock-- Registration Rights."

     No Prior Trading Market for Common Stock; Potential Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after the Offering. The market price of the shares of Common Stock may be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, change in estimates or recommendations by securities analysts, litigation by or against the Company, announcements of technical innovations, new products or new contracts by the Company, its competitors or their end users, developments with respect to patents or proprietary rights, general market conditions and other factors, certain of which could be unrelated to, or outside the control of, the Company. The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been initiated against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business and operating results. Any settlement or adverse determination in such litigation could also subject the Company to significant liability, which could have a material adverse effect on the Company's financial condition. See "Underwriting."

     Dilution. The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution in net tangible book value per share. To the extent that outstanding options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the . shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $. per share, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $26.7 million ($30.9 million if the Underwriters' over-allotment option is exercised in full). The Company will use approximately $15.4 million of the proceeds of the Offering to redeem all outstanding shares of the Company's Series A Preferred Stock, which are held by funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P., and approximately $8.0 million to repay all outstanding subordinated promissory notes, which are held by funds affiliated with Summit Partners. The subordinated notes bear interest at a rate of 12% and require principal repayments beginning January 30, 2001. The Series A Preferred Stock and the subordinated notes were issued in connection with the Acquisition. The remaining net proceeds will be used for working capital and general corporate purposes. A portion of the net proceeds may also be used for investments in or acquisitions of complementary businesses, products or technologies, although no such transactions are currently under negotiation. Pending such uses, the Company expects to invest the net proceeds in short-term, interest-bearing securities.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Certain Transactions" and "Principal and Selling Stockholders."


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's borrowing arrangements, including the Company's line of credit and outstanding subordinated promissory notes (which notes will be repaid out of the proceeds of the Offering) prohibit the payment of cash dividends without the lender's prior written consent.


                                  ACQUISITION

     On January 30, 1996, the Company effected the Acquisition and related transactions. The Acquisition consisted of: (i) the formation and initial capitalization of Splash Technology Holdings, Inc.; (ii) the formation and initial capitalization by Splash Technology Holdings, Inc. of a new wholly-owned subsidiary, Splash Merger Company, Inc., a Delaware Corporation; (iii) the formation and initial capitalization of a new corporation, Splash Technology, Inc., a Delaware corporation, into which Radius placed certain assets and liabilities of its Color Server Group in exchange for all of the capital stock of Splash Technology, Inc.; and (iv) the merger of Splash Merger Company, Inc. with and into Splash Technology, Inc. in a reverse triangular merger. As a result of the merger, Splash Technology, Inc. was the surviving corporation and Radius received in exchange for its interest in Splash Technology, Inc. (i) $21.9 million in cash, (ii) an aggregate of 4,282 shares of Series B Preferred Stock of the Company, which are convertible into a total of 497,465 shares of Common Stock of the Company (representing approximately 19% of the outstanding Common Stock of the Company on an as-converted basis prior to the Offering), and
(iii) a payment of approximately $1.5 million in cash on June 9, 1996.

     The Acquisition was funded by the purchase of approximately $15.4 million of Series A Preferred Stock by entities associated with Summit Partners, L.P. and entities associated with Sigma Partners, L.P. and the purchase of $8.0 million of subordinated promissory notes by entities associated with Summer Partners, L.P. As a result of an independent third party valuation, the Series A Preferred Stock was valued at $14,700,000 and the subordinated promissory notes were valued at $8,600,000.

     In connection with the Acquisition, the parties entered into an escrow agreement providing for an escrow of $4.7 million for satisfaction of possible claims for indemnification by Splash Technology, Inc., Splash Technology Holdings, Inc. and its stockholders against Radius. An amount equal to approximately $2.35 million remains in escrow pending (i) a final, non-appealable order dismissing with prejudice the EFI litigation, (ii) the attainment by Radius of certain financial tests, or (iii) or the discretionary decision by Splash Technology Holdings, Inc. and its stockholders to release the amount in escrow. See "Risk Factors--Dependence on Proprietary Technology" and "Business--Intellectual Property."

     In connection with the Acquisition and related transactions, funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P. acquired an aggregate of 1,682,500 shares of Common Stock and 167,500 shares of Common Stock, respectively, representing 63.2% and 6.3% of the Company's outstanding Common Stock immediately prior to the Offering. In addition, funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P. acquired an aggregate of 13,933 shares and 1,493 shares, respectively, of Series A Preferred Stock of the Company and funds affiliated with Summit Partners, L.P. acquired promissory notes of the Company in the aggregate principal amount of $8.0 million. The promissory notes are required to be repaid at face value plus accrued and unpaid interest, and the Series A Preferred Stock is required to be redeemed at a price of $1,000 per share plus accrued and unpaid dividends, upon certain events including an initial public offering at a price of at least $12.00 per share and aggregate gross proceeds to the Company of at least $35.0 million. It is anticipated that the promissory notes will be repaid and the Series A Preferred Stock will be redeemed out of the proceeds of the Offering even at a lesser amount of aggregate gross proceeds to the Company. See "Use of Proceeds," "Certain Transactions," "Principal and Selling Stockholders" and "Description of Capital Stock."

     The Acquisition constituted a leveraged transaction. As of January 30, 1996, the Company had approximately $12.6 million in assets and approximately $9.6 million of liabilities. Immediately following the Acquisition, the Company had $34.6 million in assets and $19.1 million of liabilities. The proceeds from the Offering will be used primarily to repay the $8.0 million in subordinated notes and redeem the $15.4 million of outstanding Series A Preferred Stock issued in connection with the Acquisition. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Principal and Selling Stockholders."

                                CAPITALIZATION

     The following table sets forth as of June 30, 1996: (i) the actual capitalization of the Company, (ii) the capitalization of the Company on a pro forma basis to give effect to the conversion into Common Stock of all outstanding shares of Series B Preferred Stock upon the closing of the Offering, and (iii) the pro forma capitalization of the Company as adjusted to give effect to the receipt of the estimated net proceeds from the initial public offering of $26.7 million at an assumed public offering of $. per share, and the application of the net proceeds therefrom and the amendment to the Company's Amended and Restated Certificate of Incorporation. See "Use of Proceeds".

                                                                                JUNE 30, 1996
                                                                  ---------------------------------------
                                                                     ACTUAL     PRO FORMA    AS ADJUSTED
                                                                  ----------- ------------- -------------
                                                                              (IN THOUSANDS)

Long-term debt (1).................................................  $  8,000   $  8,000        $     --
                                                                     --------   --------        --------
Stockholders' equity
Preferred Stock:
  Authorized:  19,708,000 shares, actual and pro forma;
    5,000,000 shares as adjusted
  Series A Preferred Stock, par value $.001 per share:
    Authorized: 15,426 shares, actual and pro forma; issued and outstanding: 15,426 shares, actual; no shares pro forma; and
    no shares as adjusted..........................................  $      1   $      1        $     --
  Series B Preferred Stock, par value $.001 per share:
    Authorized, issued and outstanding: 4,282 shares actual;
    no shares pro forma and no shares as adjusted..................         1         --              --
Common Stock, par value $.001 per share:
  Authorized: 50,000,000 shares; issued and outstanding:
  2,165,575 shares actual, 2,663,040 shares pro forma, . shares
  as adjusted (2)..................................................         2          3               3
Additional paid-in capital.........................................    19,462     19,462          30,428
Accumulated deficit................................................   (11,944)   (11,944)        (11,635)
                                                                     --------   --------        --------
  Total stockholders' equity.......................................     7,522      7,522          18,796
                                                                     --------   --------        --------
    Total capitalization...........................................  $ 15,522   $ 15,522        $ 18,796
                                                                     ========   ========        ========

__________________

(1)  See Note 5 of Notes to Consolidated Financial Statements.
(2) Excludes an aggregate of approximately 70,000 shares of Common Stock issuable on exercise of options and warrants outstanding as of June 30, 1996; approximately 4,000 shares of Common Stock issuable on exercise of options granted after June 30, 1996; approximately 670,000 shares of Common Stock reserved for future grants under the Company's 1996 Stock Option Plan; and 50,000 shares of Common Stock reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. See "Use of Proceeds," "Management--Compensation Plans" and Note 8 of Notes to Consolidated Financial Statements.

                                   DILUTION

     The pro forma net tangible book value of the Company at June 30, 1996, giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon or prior to the closing of the Offering, was approximately $. million, or $. per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of . shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated Offering expenses) at an assumed initial public offering price of $. per share, the pro forma net tangible book value of the Company at June 30, 1996 would have been $. million, or $. per share. This represents an immediate increase in net tangible book value of $. per share to existing stockholders and an immediate dilution of $. per share to new investors. The following table illustrates this per share dilution:

     Assumed initial public offering price.................................               $
       Pro forma net tangible book value before the Offering...............     $
       Increase attributable to new investors..............................
     Pro forma net tangible book value after the Offering..................

     Net tangible book value dilution to new investors.....................               $
                                                                                           =======

     The following table summarizes, on a pro forma basis as of June 30, 1996, the differences in the total consideration paid and the average price per share paid by the Company's existing stockholders and the new investors with respect to the . shares of Common Stock to be sold by the Company. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in the Offering reflect an assumed initial public offering price of $. per share:

                                                                                                                     AVERAGE
                                                          SHARES PURCHASED              TOTAL CONSIDERATION           PRICE
                                                    ----------------------------   ----------------------------
                                                         NUMBER       PERCENT          AMOUNT        PERCENT        PER SHARE
                                                    --------------- ------------   -------------- -------------   ------------
Existing stockholders............................
New investors....................................
 Total...........................................

     The foregoing computations exclude, as of June 30, 1996, an aggregate of approximately 70,000 shares of Common Stock issuable on exercise of outstanding options and warrants at a weighted average exercise of $1.63 per share. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. See "Risk Factors--Dilution," "Management-- Compensation Plans" and "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data presented below for the years ended September 30, 1994 and 1995, the four months ended January 31, 1996 and the five months ended June 30, 1996, and the selected consolidated balance sheet data as of September 30, 1994 and 1995 and June 30, 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto included elsewhere in this Prospectus. The selected consolidated statement of operations data for the nine months ended June 30, 1995 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus, have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the operating results and financial position for such periods and as of such dates. The consolidated operating results for the four months ended January 31, 1996 and five months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or any other future period.

     The financial statements for the periods prior to January 31, 1996 reflect the operations of the CSG division of Radius and SuperMac, adjusted to reflect operations as a separate corporation. The financial statements after January 31, 1996 reflect the consolidated operations of the Company after accounting for the Acquisition using the purchase method of accounting. Operating results subsequent to January 31, 1996 reflect (i) interest on the debt incurred in connection with the Acquisition, (ii) non-recurring, non-cash charges relating to the write-off of in-process research and development projects and the amortization of purchased technology, and (iii) an income tax benefit from the net operating loss associated with the Acquisition.

     The data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, notes thereto and other financial and statistical information appearing elsewhere in this Prospectus.

                                                                                                                        SPLASH
                                                                                                                      TECHNOLOGY
                                                                       PREDECESSOR BUSINESS                         HOLDINGS, INC.
                                                 ----------------------------------------------------------------- -----------------
                                                          FISCAL YEAR               NINE MONTHS     FOUR MONTHS      FIVE MONTHS
                                                             ENDED                     ENDED           ENDED            ENDED
                                                         SEPTEMBER 30,                JUNE 30,      JANUARY 31,        JUNE 30,
                                                 ------------------------------- ---------------- ---------------- -----------------
                                                      1994           1995               1995           1996              1996
                                                                                     (UNAUDITED)
                                                 -------------- ---------------- ---------------- ---------------- -----------------
                                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
 Net revenue.....................................     $ 16,354       $  30,472          $  20,343      $  13,008         $  18,326
 Cost of net revenue.............................       12,068          20,723             13,737          8,427            11,455
                                                       -------        --------           --------       --------          --------
 Gross profit....................................        4,286           9,749              6,606          4,581             6,871
                                                       -------        --------           --------       --------          --------
 Operating expenses:
   Research and development......................        1,999           3,295              2,034          1,498             1,624
   Sales and marketing...........................          562           2,076              1,505            688               806
   General and administrative....................          377             891                667            287               668
   Amortization of purchased technology and
     write-off of in-process technology..........            -               -                  -              -            22,729
                                                       -------        --------           --------       --------          --------
     Total operating expenses....................        2,938           6,262              4,206          2,473            25,827
                                                       -------        --------           --------       --------          --------
Income (loss) from operations....................        1,348           3,487              2,400          2,108           (18,956)
Interest expense, net............................           --              --                 --             18               388
                                                       -------        --------           --------       --------          --------
Income (loss) before provision for income taxes..        1,348           3,487              2,400          2,090           (19,344)
Provision for (benefit from) income taxes........           99           1,395                960            836            (7,765)
                                                       -------        --------           --------       --------          --------
Net income (loss)................................     $  1,249       $   2,092          $   1,440      $   1,254         $ (11,579)
                                                       =======        ========           ========       ========          ========
Net income (loss) per share (1)..................                                                                        $   (4.38)
                                                                                                                          ========
Shares used in computing per share amounts (1)...                                                                            2,726
                                                                                                                          ========

                                                                                        SPLASH TECHNOLOGY
                                                          PREDECESSOR BUSINESS            HOLDINGS, INC
                                                      ----------------------------     -------------------
                                                              SEPTEMBER 30,                 JUNE 30,
                                                      ----------------------------
                                                          1994            1995                1996
                                                      ------------   -------------     -------------------
                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Working capital.....................................      $ 4,126       $ 2,318                  $  5,955
 Total assets........................................        7,383         9,688                    28,502
 Long term debt......................................           --            --                     8,000
 Total liabilities...................................        3,057         6,985                    20,980
 Equity..............................................        4,326         2,703                     7,522

___________________________
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     The Company operated as the Color Server Group ("CSG") division of SuperMac from late 1992 to August 1994 and, after the merger of SuperMac into Radius, as the CSG division of Radius from August 1994 until January 1996. In January 1996, Splash was acquired by an investor group in a leveraged transaction. See "Acquisition" and "Certain Transactions." References below to the results of operations for the nine months ended June 30, 1996 refer to the results of operations of CSG for the four months ended January 31, 1996 plus the results of operations of the Company for the five months ended June 30, 1996.

     The Company sells pre-configured color server systems and board-level server kits to two OEM customers, Xerox and Fuji Xerox, which integrate the Company's color servers with their color copiers and sell such connected systems on a worldwide basis. Sales to Xerox accounted for approximately 40%, 41% and 49% of net revenue in fiscal 1994, fiscal 1995 and the nine months ended June 30, 1996, respectively. Sales to Fuji Xerox accounted for approximately 60%, 59% and 51% of net revenue in fiscal 1994, fiscal 1995 and the nine months ended June 30, 1996, respectively. The Company expects that sales to Xerox and Fuji Xerox will continue to account for all or a substantial portion of its net revenue for the foreseeable future. As a result, sales of the Company's products have been and will continue to be heavily influenced by the market acceptance of the Xerox and Fuji Xerox color copiers with which the Company's products operate and the sales efforts of Xerox and Fuji Xerox with respect to Splash products. See "Risk Factors--Dependence on Xerox and Fuji Xerox."

     Substantially all net revenue has been derived from the sale of systems and color server kits. The Company's policy is to recognize revenue at the time of shipment of its products to its OEM customers, which have no right to return products. From inception to September 30, 1993, the Company was engaged principally in research and development, and recorded approximately $1.3 million of net revenue from product shipments and $1.6 million of research and development costs. The Company began shipping board-level color server kits in fiscal 1993 and pre-configured color server systems in fiscal 1995. In May 1996, the Company made the transition from its Power Series products to its new PCI Series products, and continues to offer Power Series products only as server kits in limited quantities and as warranty and replacement parts. In May 1996, Xerox informed Splash that it held in its inventory a substantial quantity of Power Series products accumulated since January 1996. As a result of the Company's product transition and Xerox's accumulation of inventory of these products, sales of Power Series products shipped to Xerox between January and April 1996 are recorded as net revenue when Xerox sells these products to end users. All other Power Series and PCI Series product sales are recorded upon shipment to the OEM customer.

     The Company has achieved significant growth in net revenue and operating income each year since fiscal 1994, before purchase accounting adjustments. However, there can be no assurance that the Company will continue to grow at similar rates in the future, if at all. In addition, the Company's overall expense level is expected to increase as the Company builds corporate infrastructure and expands its operations. Accordingly, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. Although the Company was profitable for the first nine months of fiscal 1996 and the first five months of independent operations through June 30, 1996 (before purchase accounting adjustments), there can be no assurance that the Company will continue to be profitable on an annual or quarterly basis in the future.

     The Company establishes its expenditure levels for operating expenses based on projected sales levels and margins, and expenses are relatively fixed in the short term. Moreover, the Company expects to expand its sales and marketing, technical and customer support, research and product development and administrative activities. Accordingly, if sales are below expectations in any given quarter, the adverse impact of the shortfall in revenues on operating results may be increased by the Company's inability to adjust spending in the short term to compensate for the shortfall.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statement of operations data as a percentage of revenue for the periods indicated.

                                                                                      Splash
                                                                                    Technology
                                                     Predecessor Business          Holdings, Inc.
                                          --------------------------------------- ----------------
                                           Year Ended September 30,    Nine Months Ended June 30,
                                          --------------------------  ----------------------------
                                              1994          1995          1995           1996
                                          ------------  ------------  ------------  --------------
                                                                       (unaudited)   (pro forma)
Net revenue...............................     100%          100%          100%           100%
Cost of net revenue.......................      74            68            68             63
                                              ----          ----          ----           ----
Gross margin.............................       26            32            32             37
                                              ----          ----          ----           ----
Operating expenses:
  Research and development................      12            11            10             10
  Sales and marketing.....................       3             7             7              5
  General and administrative..............       3             3             3              3
  Amortization of purchased technology and      --            --            --             73
   write-off of in-process technology.....    ----          ----          ----           ----
    Total operating expenses..............      18            21            20             91
                                              ----          ----          ----           ----
Income (loss) from operations.............       8            11            11            (54)
Interest expense, net.....................      --            --            --              1
                                              ----          ----          ----           ----
Income (loss) before provision for
 income taxes.............................       8            11            11            (55)
Provision for (benefit from) income
 taxes....................................      --             4             4            (22)
                                              ----          ----          ----           ----
Net income (loss).........................       8%            7%            7%           (33)%
                                              ====          ====          ====           ====

     NET REVENUE. The Company's net revenue increased 86% to $30.5 million in fiscal 1995 from $16.4 million in fiscal 1994, and increased 54% to $31.3 million in the nine months ended June 30, 1996 from $20.3 million in the nine months ended June 30, 1995. These increases were primarily attributable to higher unit sales of systems and color server kits. In addition, the Company has experienced a shift toward higher priced, pre-configured color server systems from lower priced color server kits, particularly in the third quarter of fiscal 1995 with the introduction of the Company's Power Series product line and in the third quarter of fiscal 1996 with the introduction of the Company's PCI Series product line. For example, since the Company's introduction of the PCI Series product line, Fuji Xerox has shifted its product purchases from substantially all kits to substantially all pre-configured systems. There can be no assurance that Fuji Xerox or Xerox will not change its mix of product purchases again in the future. Any sales mix shift toward kits would result in lower average selling prices and impact net revenue. Net revenue has also been and may continue to be impacted by the Company's sales mix of systems and kits in greater or lesser memory configurations.

     Through April 1996, the Company derived substantially all of its revenue from color server products designed for NuBus-based Apple Macintosh computers, including the Power Series product line originally introduced in fiscal 1995 and the Company's original Splash color server kit products introduced in fiscal 1993. Beginning in mid-calendar 1995, Apple began to transition from a NuBus architecture in its high end Power Macintosh products to a PCI bus architecture. Accordingly, Splash developed its initial PCI bus-based product line, the PCI Series, and commenced shipment of such product line in May 1996. The Company does not expect that sales of Power Series products will represent any material portion of net revenue in the future other than any net revenue recognized from the sale to end users of the remaining Power Series products held by Xerox. See "--Overview" and "Risk Factors--Dependence on Xerox and Fuji Xerox."

     All sales to Fuji Xerox are international sales. As a result, international sales accounted for 60% and 59% of net revenues in fiscal 1994 and 1995, respectively, and accounted for approximately 59% and 51% of net revenue in the nine months ended June 30, 1995 and 1996, respectively. In addition, although all sales to Xerox are U.S. sales, Xerox has a significant international customer base and the Company believes that a significant portion of Splash products purchased by Xerox are resold outside the United States. The Company expects that direct and indirect international sales will continue to represent a substantial portion of its net revenue for the foreseeable future. While the Company's international sales are presently denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to end users in a particular country, leading to pressure to reduce the U.S. dollar denominated price to the Company's OEM customers, which could in turn result in a reduction in net revenue and profitability. See "Risk Factors--International Sales."

     GROSS MARGIN. Cost of net revenue consists primarily of the costs of Apple Power Macintosh computers (in the case of pre-configured systems), memory, and royalties for Adobe PostScript software, plus, to a lesser extent, the cost of other components, additional third party software license fees and royalties, and manufacturing services. Gross margins increased to 32% in fiscal 1995 from 26% in fiscal 1994, and increased to 37% in the nine months ended June 30, 1996 from 32% in the nine months ended June 30, 1995. The increases in gross margin were primarily due to economies in scale derived from higher sales volumes and increases in pricing due to product improvements from additional software features, partially offset by a sales shift toward certain lower margin pre-configured server models. The gross margin for the nine months ended June 30, 1996 as compared to the nine months ended June 30, 1995 also increased due to reductions in component costs achieved through new product designs and favorable component pricing. The Company expects that gross margins will fluctuate from period to period and may decrease in future periods. Gross margin is affected by a number of factors, including product mix, product pricing and manufacturing and component costs. The Company may also be required to reduce prices in response to competitive pressure. Any decline in average selling prices of a particular product which is not offset by a reduction in production costs or by sales of other products with higher gross margins would decrease the Company's overall gross margin and adversely affect the Company's operating results. See "Risk Factors--Fluctuations in Operating Results; Seasonal Purchasing Patterns."

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation and related costs, consulting fees and depreciation of equipment. Research and development expenses increased 65% to $3.3 million in fiscal 1995 from $2.0 million in fiscal 1994, and increased 53% to $3.1 million in the nine months ended June 30, 1996 from $2.0 million in the nine months ended June 30, 1995. As a percentage of net revenue, however, research and development decreased to 11% in fiscal 1995 from 12% in fiscal 1994, and was 10% of net revenue in each of the nine months ended June 30, 1995 and 1996. These increases in the absolute dollar amount of these expenses were primarily attributable to increased staffing and associated support required to enhance the Company's product line and, in fiscal 1995 and 1996, to introduce the Company's Power Series and PCI Series product lines, respectively. Except for charges related to the Acquisition, all research and development costs to date have been expensed as incurred. In view of current projects under development and contemplated, research and development expenses are expected to increase in absolute dollars in future periods, although they may vary as a percentage of net revenue. See "Business--Research and Development."

     SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries and related costs, consulting fees, trade show costs and marketing materials. Sales and marketing expenses increased 269% to $2.1 million in fiscal 1995 from $562,000 in fiscal 1994 and remained relatively constant at $1.5 million in the nine months ended June 30, 1996 and the nine months ended June 30, 1995. Such expenses represented 7%, 3%, 5% and 7% of net revenue for such respective periods. The increases in the absolute dollar amount of these expenditures were primarily related to expansion of the Company's sales support and marketing staff and associated costs, primarily to increase the Company's level of support for Xerox's sales organizations. The Company intends to continue to increase sales and marketing expenses in order to enhance sales support capabilities and to pursue promotional programs designed to improve name and product recognition in the end user community. Accordingly, sales and marketing expenses are expected to increase in absolute dollars in future periods, although they may vary as a percentage of net revenue.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses prior to January 31, 1996 consisted primarily of an allocation of overhead expenses by Radius based on headcount. Since February 1, 1996, general and administrative expenses have consisted primarily of compensation and related costs, and consulting and professional fees. General and administrative expenses increased 136% to $891,000 in fiscal 1995 from $377,000 in fiscal 1994, representing 3% of net revenue for each respective period, and increased 43% to $955,000 in the nine months ended June 30, 1996 from $667,000 in the nine months ended June 30, 1995, representing 3% of net revenue in each such period. The increase from 1994 to 1995 was primarily due to increased salary and related costs due to increased headcount. The increase in the first nine months of 1996 was primarily related to the Company's efforts to enhance its corporate infrastructure to replace services provided by Radius prior to the Acquisition, and to support expansion of the Company's operations. The Company believes that its general and administrative expenses will increase in absolute dollars in the foreseeable future as it continues to implement additional management and operational systems, and expands its administrative staff and incurs additional costs relating to being a public company.

     ACQUISITION-RELATED AND NON-OPERATING EXPENSES. In the nine months ended June 30, 1996, the Company recorded certain costs related to the Acquisition, including a write-off of $19.3 million of in-process research and development, and the amortization in full through May 1996 of $3.4 million of purchased technology. Through June 30, 1996, the Company had incurred interest costs pursuant to the subordinated notes and line of credit established in connection with the Acquisition, offset in part by interest earned on short-term investments.

     PROVISION FOR INCOME TAXES. The Company accounts for income taxes in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." For fiscal 1994, 1995 and the nine month periods ended June 30, 1995 and 1996, the Company estimated a provision for income taxes as if CSG had been operating as a separate company. In addition, as a result of the Acquisition, the Company recorded a deferred tax asset of approximately $9.1 million and realized a corresponding credit to the provision for income taxes, arising from the difference in treatment of acquired intangible assets for tax and financial reporting purposes. The Company has not reduced the deferred tax asset by a valuation allowance as it is more likely than not that all of the deferred tax asset will be realized through future taxable income.

QUARTERLY RESULTS

     The following tables set forth consolidated statements of operations data for the seven quarters in the period ended June 30, 1996, both in dollar amounts and as percentages of net revenue. This information has been derived from unaudited financial statements that, in the Company's opinion, reflect all normal recurring adjustments that the Company considers necessary to present a fair statement of the results of operations in the quarterly periods. The data set forth should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for future quarters.


                                                                         QUARTER ENDED
                                         ---------------------------------------------------------------------------
                                          DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                            1994       1995       1995       1995       1995       1996       1996
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Net revenue.............................  $  4,559   $  6,346   $  9,438   $ 10,129   $  7,206   $ 10,791   $ 13,337
Cost of net revenue.....................     3,042      4,171      6,524      6,986      4,847      6,871      8,164
                                            ------     ------     ------     ------     ------     ------     ------
  Gross profit..........................     1,517      2,175      2,914      3,143      2,359      3,920      5,173
                                            ------     ------     ------     ------     ------     ------     ------
Operating expenses
  Research and development..............       372        825        837      1,261      1,256        884        982
  Sales and marketing...................       281        504        720        571        568        438        488
  General and administrative............       222        223        222        224        236        188        531
  Amortization of purchased
    technology and
    write-off of in-process
         technology.....................         -          -          -          -          -     21,027      1,702
    Total operating                         ------     ------     ------     ------     ------     ------     ------
      expenses..........................       875      1,552      1,779      2,056      2,060     22,537      3,703
                                            ------     ------     ------     ------     ------     ------     ------

    Income (loss) from
      operations........................       642        623      1,135      1,087        299    (18,617)     1,470
Interest expense, net...................                                                              197        209
                                            ------     ------     ------     ------     ------     ------     ------
  Income (loss) before
    income taxes........................       642        623      1,135      1,087        299    (18,814)     1,261
Provision for (benefit from) income
  taxes.................................       257        249        454        435        120     (7,550)       501
                                            ------     ------     ------     ------     ------     ------     ------
  Net income............................  $    385   $    374   $    681   $    652   $    179   $(11,264)  $    760
                                            ======     ======     ======     ======     ======     ======     ======
                                                                AS A PERCENTAGE OF NET REVENUE
                                             -------------------------------------------------------------------------
Net revenue.............................       100%       100%       100%       100%       100%       100%       100%
Cost of net revenue.....................        67         66         69         69         67         64         61
                                             -----      -----      -----      -----      -----      -----      -----
  Gross profit..........................        33         34         31         31         33         36         39
                                             -----      -----      -----      -----      -----      -----      -----
Operating expenses
  Research and development..............         8         13          9         12         18          8          7
  Sales and marketing...................         6          8          8          6          8          4          4
  General and administrative                     5          3          2          2          3          2          4
  Amortization of purchased
    technology and
     write-off of in-process
      technology........................         -          -          -          -          -        195         13
                                             -----      -----      -----      -----      -----      -----      -----
  Total operating expenses..............        19         24         19         20         29        209         28
                                             -----      -----      -----      -----      -----      -----      -----
  Income (loss) from
    operations..........................        14         10         12         11          4       (173)        11
Interest expense, net...................                                                                2          1
                                             -----      -----      -----      -----      -----       -----      -----
  Income (loss) before
    income taxes........................        14         10         12         11          4       (175)        10
Provision for (benefit from) income
  taxes.................................         6          4          5          5          2        (71)         4
                                             -----      -----      -----      -----      -----       -----      -----
  Net income............................         8%         6%         7%         6%         2%      (104)%         6%
                                             =====      =====      =====      =====      =====       =====      =====

     The Company's net revenue increased on a sequential quarterly basis from the first quarter of fiscal 1995 to the fourth quarter of fiscal 1995, and the same pattern was followed for the first three quarters of fiscal 1996. Increases within each year reflected higher unit sales quarter to quarter due to increasing market acceptance of the Company's products. In addition, the Company has experienced shifts in sales to its higher-priced color server systems from its lower-priced color server kits, particularly beginning in the third quarters of fiscal 1995 and 1996 with the introductions of the Power Series and PCI Series product lines, respectively. The gross margins decreased in the second half of fiscal 1995 primarily due to a sales shift toward certain lower margin pre-configured server systems. The subsequent increases in gross margins for each of the first three quarters in fiscal 1996 were primarily due to the reductions in component costs achieved through redesigns of the Power Series boards, new product line designs, continued economies of scales from higher sales volumes and favorable component pricing, particularly computers and memory. Memory prices have experienced significant fluctuations in the past and there can be no assurances that current pricing trends will continue. The Company expects that gross margins will fluctuate quarter to quarter and may decrease in the future. See "Risk Factors--Fluctuations in Operating Results; Seasonal Purchasing Patterns."

     Research and development expenses have fluctuated from quarter to quarter due in part to periodic third party funding of development efforts, which totaled approximately $337,000, $543,000 and $453,000 in fiscal 1994 and 1995, and the nine months ended June 30, 1996 respectively, ranging from $0 to approximately $300,000 per quarter in the periods presented. Third party funding of development is included in net revenue and costs of net revenue for such products. In addition, research and development spending generally increased quarter to quarter in fiscal 1995 as the Company expanded its development efforts, and decreased in the second and third quarters of fiscal 1996 due to elimination of overhead charges by Radius following the Acquisition. There can be no assurance that the Company will continue to receive third party funding of any of its future development projects. Sales and marketing expenses increased in the third quarter of fiscal 1995 and third quarter of fiscal 1996 due to marketing efforts in connection with the introduction of Splash's Power Series and PCI Series products, respectively . General and administrative expenses decreased in the second quarter of fiscal 1996 as the Company discontinued use of Radius' administrative services and increased in the third quarter of fiscal 1996 as the Company began adding its own administrative infrastructure.

     The Company's operating results have fluctuated and will likely continue to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are outside the Company's control. These fluctuations are in part due to the purchasing patterns of the Company's two customers, Xerox and Fuji Xerox. These customers have historically made, and are expected to continue to make, a significant portion of their purchases of the Company's products in the second half of the Company's fiscal year. As a result, the Company's sales have historically been significantly lower, and are expected to continue to be lower, in the first quarter of the Company's fiscal year than the immediately preceding fourth quarter. In addition, any increases in inventories by the Company's customers could also result in variations in the timing of purchases by such customers. In addition, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing products. In the event that anticipated orders from end users fail to materialize, or delivery schedules are deferred or canceled as a result of the above factors or other unanticipated factors, it would materially and adversely affect the Company's business, operating results and financial condition.

     Results in any period could also be affected by changes in market demand, competitive market conditions, sales promotion activities by the Company, its OEM customers or its competitors, market acceptance of new or existing products, sales of color copiers with which the Company's products are compatible, the cost and availability of components, the mix of the Company's customer base and sales channels, the amount of any third party funding of development expenses, the mix of products sold, the Company's ability to effectively expand its sales and marketing organization, the Company's ability to attract and retain key technical and managerial employees, and general economic conditions. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. Due to all of the foregoing factors, the Company's operating results in one or more future periods may be subject to significant fluctuations. In the event this results in the Company's financial performance being below the expectations of public market analysts and investors, the price of the Company's stock would be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     From fiscal 1994 until the Acquisition in January 1996, the Company satisfied its liquidity requirements through cash flow generated from operations. The Company had limited cash balances following the Acquisition and satisfied its cash needs through a $4.0 million revolving line of credit and cash flow from operations.

     As of June 30, 1996, the Company had $6.6 million of cash and cash equivalents and had repaid all borrowings under the bank line of credit. Borrowings are available under the line of credit based on a percentage of eligible accounts receivable, and at June 30, 1996, borrowings of $3.4 million were available. Borrowings under the line of credit bear interest at a rate of prime plus three-quarters of one percent. The line of credit expires on January 31, 1997. The Company has outstanding an aggregate of $8.0 million of subordinated promissory notes issued to stockholders in connection with the Acquisition. The subordinated promissory notes bear interest at a rate of 12% per annum, payable quarterly. Such notes are payable in 2001 and 2002, or earlier if certain events occur, including the Offering, and will be paid in full out of the proceeds of the Offering. (The notes were valued at $8.6 million by an independent third party valuation.) See Notes 4 and 5 of Notes to Consolidated Financial Statements.

     The Company's operating activities provided $4.2 million in cash in fiscal 1995, primarily due to increases in accounts payable, other accrued liabilities, royalties payable and income taxes payable, offset in part by an increase in inventories. For the nine months ended June 30, 1996, the Company generated $6.8 million in cash from operations, primarily due to decreases in accounts receivable and increases in other accrued liabilities, deferred revenue and income taxes payable, partially offset by decreases in royalties payable.

     Investing activities used $444,000 in cash in fiscal 1995 and $22.9 million in cash in the nine months ended June 30, 1996. These amounts represented purchases of property and equipment and, in the nine months ended June 30, 1996, $22.5 million in cash used in connection with the Acquisition. Financing activities used $3.7 million in cash in fiscal 1995, consisting of cash transfers to Radius and provided $23.6 million in cash in the nine months ended June 30, 1996, consisting primarily of financing related to the Acquisition.

     The Company has no material commitments other than obligations under operating leases. See Note 6 of Notes to Consolidated Financial Statements.

     The Company expects to use $23.4 million of the net proceeds of the Offering for repayment of the subordinated promissory notes payable to stockholders and redemption of its Series A Preferred Stock. See Notes 5 and 7 of Notes to Consolidated Financial Statements. The remaining net proceeds, if any, will be used for working capital and general corporate purposes. Assuming completion of the Offering and the application of the net proceeds therefrom, as of June 30, 1996, the Company would have had approximately $9.2 million in working capital, including approximately $9.9 million in cash and cash equivalents. The Company believes that it will be able to satisfy its cash requirements for at least the next twelve months from a combination of the proceeds of the Offering, cash flow from operations and the Company's bank line of credit. However, upon completion of the Offering, the Company will continue to have limited capital resources and may require additional capital sooner. The Company may not be able to obtain additional financing as needed on acceptable terms or at all. See "Use of Proceeds," "Capitalization," "Risk Factors--Need for Additional Financing" and "Certain Transactions."

                                    BUSINESS

     This Business section and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

     Splash develops, produces and markets color servers that provide an integrated link between desktop computers and digital color laser copiers and enable such copiers to provide high quality, high speed, networked color printing and scanning. These hybrid systems, consisting of color servers and digital color laser copiers (referred to as connected or multifunction copiers), support multiple uses including image scanning, image manipulation, printing and photocopying. The Company's products feature advanced color correction, color calibration and separations support, ease of use, time-saving workflow functionality, simulation of many color monitors and printing presses, and automatic correction for certain printing workflow problems. Splash's color servers are commonly accessed by users across networks of Windows-based personal computers, Apple personal computers and UNIX-based computers.

INDUSTRY BACKGROUND

     The use of color in communications media is becoming ubiquitous. Just as photography, television, computer monitors and, more recently, newspapers have migrated from black and white to color, a similar transition is occurring in electronic printing. Advances in computer-based color graphics, printing and imaging technology are fueling increased demand for the ability to produce color printed materials more easily, more frequently, in smaller batches, and at lower cost.

     Commercial color printing customarily involves a number of complex, labor intensive and costly steps. Accordingly, color largely has been reserved for high end and high volume applications, and printing of commercial quality materials such as magazines, catalogs, brochures and sales material has been performed primarily by professional independent printing companies. Typically, the images to be printed are designed and composed by an end user's in-house staff or by a design house or advertising agency. These images are passed to a service bureau for prepress preparation are input by a high-quality scanner (or, more recently accepted in electronic file format from the designer) and prepared for printing. Preparation for printing includes color retouching and other manipulation and then separation into the four colors -- cyan, magenta, yellow and black ("CMYK") -- utilized by large, four-color commercial presses. The separated CMYK files are transferred electronically to an imagesetter which generates a separate CMYK film for each color. These films are then used to print a pre-proof via a film proofer. Color separation and proofing are typically performed by service bureaus or, at times, by commercial printers. These steps are often repeated several times to ensure that the proof matches the end user's expectations. Once approved by the end user, the proof serves as the basis for the contract between the end user and the commercial printer. In the final step of the process, the printer utilizes the CMYK films to prepare printing plates and then print the job on a commercial press which is typically large and expensive. Each step in the proofing and prepress process is technically complex, time consuming, labor intensive and costly, and multiple cycles are often required. Accordingly, the process involves high fixed costs and considerable time, and historically has been justified only for printing in large volumes.

     The broad use of high quality desktop color displays, desktop software such as Adobe Photoshop and QuarkXPress, and desktop-based color scanners, as well as the increased availability of digital color copiers and networked and desktop color printers, has enabled a greater amount of the color design and production workflow to be performed more rapidly and at lower costs than was previously possible. As a result, the different organizations in the traditional printing workflow have begun to broaden their service offerings, with resultant overlap of roles. For example, end users and designers are seeking to perform a greater degree of color preparation and to review a greater number of design proofs earlier in the process, and service bureaus are seeking to expand their service offerings with faster and lower cost color alternatives. End users, service bureaus and traditional commercial printers are all seeking to expand their internal capabilities for inexpensive, low volume, high quality color printing of final output. In the emerging end user office market in particular, the improvements in color copier technology make possible inexpensive production of a broad range of color materials, including sales brochures, product literature and internal communications.

     Color printing involves significantly greater complexities and requires substantially more memory and processing power than black and white printing. For example, accurate printed replication of an electronic color image displayed on a monitor is difficult to achieve because the monitor creates color by projecting light in the three display colors of red, green and blue ("RGB") --an additive process of light creation -- while printed output is created through the mixing of the four CMYK ink colors on paper -- a subtractive process of light absorption. Each display, scanning and printing device has unique color properties that must be managed and adjusted during production, and each device must be continually recalibrated over time. The variety of papers, ink and printing processes also results in variations, as do changes in temperature and humidity. In addition, different applications and devices may combine multiple color and file formats when producing an image, resulting in issues of compatibility and consistency.

          Diagram #1:
          Complicated, traditional workflow (reading from left to right) including computer, scanner, imagesetter, film proofer, printing press, and printed output.

          Diagram #2:
          Simplified, emerging workflow alternative (reading from left to right) including only computer, scanner, Splash/copier, and printed output.

     The complexities inherent in the color reproduction and printing workflow have created a need for advanced, integrated, high quality, easy-to-use and cost-effective color printing solutions. As a result, digital laser color copiers and associated color servers are becoming increasingly prevalent across the broad printing market: in end user offices where ease of use is as critical as high quality results, at design houses and service bureaus which require advanced color management tools, and at commercial printers which are seeking to broaden their market through lower cost solutions.

THE SPLASH SOLUTION

     Splash color servers provide an integrated link between computers and color copiers and address the demand for high performance, cost effective digital color printing. The Company's color servers turn a color copier into an effective network-based solution for a variety of color printing applications ranging from commercial and short-run printing to office color printing. The Company's products feature advanced color correction, color calibration and separations support, ease of use, time-saving workflow functionality, simulation of many color monitors and printing presses, and automatic correction for certain workflow problems.

          Diagram #3:
          Splash at the center of a network with two Windows PCs doing newsletters and presentations, two Macs doing comps and pre-proofs, and a UNIX workstation doing engineering drawings; inclusion of Novell, AppleTalk, TCP/IP.

     Splash servers utilize open systems that can be readily integrated with corporate networks enabling easy access by a broad range of end users. The Company's products use Adobe PostScript and are based on the Apple Power Macintosh computer, both of which are widely used by color graphics professionals. The Company's servers support popular network protocols, including AppleTalk for Apple Macintosh networks, Novell IPX for Windows-based personal computer networks and TCP/IP for UNIX-based networks. Open systems enable the Company to concentrate its development resources on value-added solutions for end users, including improved color quality, workflow and overall productivity, while being able to leverage ongoing enhancements in hardware, software and computer performance from IBM, Motorola, Apple and Adobe. Open systems also provide users with greater flexibility by allowing the use of standard peripheral products and software. The Company believes that its open systems approach and color expertise have enabled it to provide innovative, high performance products.

STRATEGY

     Splash's objective is to extend its position as a leading provider of innovative, high quality color server solutions. To achieve this objective, the Company's business strategy includes the following key elements:

     Leverage Technology Expertise. Splash seeks to leverage its expertise in color technology, application workflow, software and hardware design and computer systems integration to continue to offer innovative, easy-to-use, color server products. The Company believes that its technological leadership has permitted it to offer a number of significant features for multifunction copiers prior to its direct competitors. For example, Splash was first to market with a number of key features in the areas of color calibration, color correction, CMYK separation and mixed RGB/CMYK printing.

     Support Open Systems. Splash intends to continue to utilize standards-based open systems to enable it to bring new products to market more quickly and to permit operation with a wide variety of computer networks, devices and complementary software. Splash provides color servers based on open systems and popular networking protocols in order to focus the Company's development efforts on advanced software and hardware designs that optimize color quality and consistency, workflow efficiency and ease of use.

     Broaden Markets and Product Lines. Splash intends to continue to pursue the markets for connected copiers in pre-proof and prepress applications and to migrate its products to additional computer platforms in order to address both the high end of the color server market and the broader, office color printing market. The Company also intends to develop color servers for a wider range of Xerox and Fuji Xerox color copiers in order to provide systems with different feature sets across a range of price points and may consider offering color servers for the systems of additional copier manufacturers.

     Expand Sales and Marketing Organization. Splash intends to expand its sales and marketing organizations on a worldwide basis in order to support its Xerox and Fuji Xerox OEM relationships. The Company believes that such expansion will allow it to better leverage the resources offered by Xerox, Fuji Xerox and their affiliates, which are among the leading providers of digital color copiers and have extensive worldwide sales organizations. Splash is seeking to further develop sales through these channels in Europe and other geographic regions in which the Company has had lower market penetration.

PRODUCTS AND TECHNOLOGY

Product Lines

     Splash offers both pre-configured color server systems and board-level server kits. The pre-configured color server systems include a Splash copier interface board and frame buffer installed in an Apple Power Macintosh computer and feature Splash software, a color display, a keyboard and an interface cable. The server kits do not include the computer, display and keyboard, thereby allowing the customer or reseller to install the Splash color server on a locally procured or existing compatible system. Splash products are sold under the Splash brand worldwide except in Japan, where they are sold under the SM ICS brand name of Fuji Xerox. The fundamental architectures of the SM ICS and Splash products are substantially identical other than localization differences for user interface and documentation.

     Splash's primary product line is the Splash Professional Color Imaging ("PCI") Series, which was first introduced in the second calendar quarter of 1996. These products use the newest Apple Power Macintosh computers and are compatible with the PCI bus architecture. The Splash Power Series product line, based on a design originally launched in 1993 and updated over the years with successive software releases, uses the NuBus architecture found in earlier Apple Power Macintosh computers. The Company continues to offer, in limited quantities, Power Series products, primarily board level kits and spare parts. The retail prices of Splash PCI Series servers range from $22,000 to $35,000 in the United States and (Yen) 2,560,000 to (Yen)3,760,000 in Japan, and the retail prices of Splash Professional Color Image Series kits range from $17,000 to $29,000 in the United States in each case depending on model and configuration. The Splash PCI kits are currently not sold in the Japanese market. See "Risk Factors--Dependence on Xerox and Fuji Xerox and Color Copier Market" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's products vary primarily by available memory. Memory configuration impacts print quality, scan resolution and the ability to scan images of larger sizes. The Company's principal products are as follows:

              PRODUCT                 COMPUTER HARDWARE              DISPLAY            FRAME BUFFER
     ----------------------         ---------------------         ------------         --------------
     PCI Series Servers
     Splash PCI 1280 Server         Power PC 604/120 MHz          14" color            128 MB RAM
     Splash PCI 640 Server          Power PC 604/120 MHz          14" color            64 MB RAM
     Splash PCI 320 Server          Power PC 604/120 MHz          14" color            32 MB RAM

     PCI Series Kits (1)
     Splash PCI 1280 Kit            *                             *                    128 MB RAM
     Splash PCI 640 Kit             *                             *                    64 MB RAM
     Splash PCI 320 Kit             *                             *                    32 MB RAM

     Power Series Servers
     Splash P105 Pro                PowerPC 601/100 MHz NuBus     17" color            128 MB RAM
     Splash P85                     PowerPC 601/80 MHz NuBus      17" color            72 MB RAM
     Splash P70                     PowerPC 601/66 MHz NuBus      14" color            72 MB RAM

     Power Series Kits (2)
     Splash Power Kit Pro           *                             *                    128 MB RAM
     Splash Power Kit               *                             *                    72 MB RAM

_________________________
 *   Customer supplied.

(1) Compatible hosts for PCI Series Kits are: Apple Power Macintosh 7200, 7500, 7600, 8500, 9500.

(2) Compatible hosts for Power Series Kits are: Apple Power Macintosh 7100, 8100 (non-AV configurations).


Product Features and Technology

     Splash servers are based on open systems, enabling the Company to leverage the development efforts of computer and operating system suppliers, and thereby concentrate its development resources in those areas specific to the concerns of color users. This open systems approach has provided an advantage in bringing innovative color and workflow solutions to the market rapidly. It has also enabled the Company to provide to its customers with performance increases by taking advantage of improvements in industry standard microprocessors and computers.

          Diagram #4:
          Splash performance increase over time measured in SpecInts, an industry standard method of determining integer compute power of various microprocessors; form is simple x-7 chart with increasing SpecInts from lower left to upper right, and from 1993 to 1996.

     The Splash solution integrates a standard computer system and two primary components of Splash technology: a copier interface board or board set and software written for the server and its networked clients. The Splash PCI Series copier interface board uses double-sided surface mount technology and includes a number of advanced design features such as a proprietary application specific integrated circuit (ASIC), certain other custom ASICs and a large frame buffer - all in a single-slot PCI form factor.

          Diagram #5:
          Splash board overview with call-outs for custom ASICs, copier interface circuitry/connector, microcontroller, frame buffer, and PCI bus circuitry/connector.

     Splash software includes: driver software written for several different types of client workstations; server software including network interface, spooling, and imaging engine modules that reside on the standard computer system; and server software including print interface and device control modules that reside on the Splash board itself. These software modules are layered on a standard computer operating system to provide compatibility with a wide variety of off-the-shelf peripherals and third-party software applications.

          Diagram #6:
          Overall Splash software architecture identifying various layers of function; from clients sending files across the network, through internal functions, to output to copier; dotted-line box overarching all Splash software that would indicate open system and compatibility.

     The unique combination of Splash-engineered technology and an open systems approach has enabled the Company to offer a number of technical innovations for Adobe PostScript Level 2 color servers. Listed below are a number of innovations commercially introduced by Splash prior to its direct competitors.

     .    Printing of traps, overprints and Desktop Color Separations
     . Hardware-based color correction in the server while maintaining copier speed
     .    Selection of multiple CMYK press profiles from remote client
     .    Color calibration using a copier's built-in digital scanning capability
     . Color calibration that automatically updates all press profiles simultaneously
     .    Random placement of color patches to reduce calibration errors
     . Mirror-image target for calibration using alternative media (i.e. T-shirts and fine art paper)
     .    Accurate RGB monitor blue/purple printing
     . Accurate color correction and printing of multiple RGB formats in the same file
     .    Remote viewing of files in a WYSIWYG format
     .    Advanced print driver to avoid double spooling on Mac clients

     The following describes some of the features introduced by Splash.

     CMYK Separation Support.Splash's CMYK separation capability enables users to employ page layout and publishing software to print pre-proofs from color copiers that incorporate trapping (overlapping mixing of colors), and Desktop

Color Separations (high-resolution separation files). This feature allows the printing of high quality pre-proofs and thereby saves professional color publishing end users time and moneyby reducing the number of cycles of film proofs required for the design and production process.

     Splash Match. Splash Match is a unique color management solution that permits rapid, automatic and accurate color correction of image files. The user can select among a variety of color profiles--including RGB monitor matching and CMYK press matching--through "check box" selections within a printing window in the graphical user interface from a networked client.

     Splash ColorCal. Splash ColorCal is a fast, easy-to-use calibration utility that uses a copier's built-in digital scanning capability for calibration. By making calibration fast and simple and eliminating the need for separate, expensive densitometers, Splash provides a mechanism for frequent calibration that assures reproducible, consistent color. All Splash Match color profiles (RGB and CMYK) are updated simultaneously upon completion of calibration. Splash Match also provides an "expert mode" of operation that allows the user to customize a copier's output to the unique print characteristics of a given press intended for final printing.

     Splash AccuColor. Splash AccuColor, implemented as part of Splash Match, allows for more accurate translation and printing of monitor blues without the significant purple shift that occurs with almost all other printing alternatives. This is a performance advantage in printing applications where the desired goal is producing output which comes as close as possible to matching the RGB colors on a user's display. Splash AccuColor allows for screen-to-press matching through the use of one of several Splash press profiles selectable in Adobe Photoshop.

     Splash IntelliColor. Splash IntelliColor compensates for mistakes commonly made during the design process such as mixing different RGB file formats or combining RGB and CMYK formats in the same document. images combined in the same file are separately and accurately color corrected. This capability is independent of the end user's application or computer workstation.

     Splash Scan and Splash Print. Both Splash Scan and Splash Print are Adobe Photoshop Plug-in modules that provide 400-dpi, 24-bit color scanning from the copier and ultra high-speed bit map printing to a copier, respectively. In this way, scans can be made, retouched and printed locally without tying up the network.

     Splash Colortone. Splash Colortone enhances the print quality of color servers which have limited frame buffer memory. Splash Colortone delivers true, continuous tone (contone) or near-contone quality output optimized to the available frame buffer memory. Splash Colortone is automatically engaged whenever the Splash server has too little memory to print a given page size with full color quality. The Splash Colortone feature can print with either a 2:1 memory savings, yielding near-contone quality, or a 4:1 memory savings, yielding prints with minimal degradation. Splash automatically switches back to true contone printing when sufficient memory is available.

     Splash Edit. Splash Edit is a utility that enables the user to change certain print settings at the Splash server after the print job has been sent by the user across the network. Changeable print settings include number of copies, tray selection, color correction choice, page range and sorter. Because these settings can be changed at the Splash server next to the copier, the user saves time by not having to return to the client computer to resend the file.

SALES AND MARKETING

     Splash sells its PCI Series color server products to two of the leading providers of color copiers, Xerox and Fuji Xerox. These OEMs integrate the Company's color servers with their digital color copiers and sell the connected systems to end users through a worldwide direct distribution network. Xerox sells primarily in North America, South America and (through its affiliate, Rank Xerox) Europe, while Fuji Xerox sells primarily in Japan and Asia Pacific.

Xerox and Fuji Xerox each provide primary customer service through their worldwide networks, while Splash provides backup support to Xerox and Fuji Xerox. These relationships allow Splash to provide strong customer support at the local level as well as providing Splash with a valuable source of input for product enhancement. Splash believes that the strength of Xerox and Fuji Xerox in the office equipment market provides the Company with a significant opportunity to expand its presence in the end user office printing market.

     Fuji Xerox, Xerox and Rank Xerox sell Splash products as well as competing color servers with their products. The Company does not have contracts with Xerox and Fuji Xerox with respect to its PCI Series products and is currently operating on a purchase order basis with these customers. This agreement may be terminated at the discretion of Xerox upon not less than thirty days written notice to the Company. Although the Company is currently negotiating an agreement with Xerox and Fuji Xerox for its PCI Series products, there can be no assurance that any such agreement will be completed or that the Company will continue to receive orders from Xerox or Fuji Xerox. Any change in the level of sales to Xerox or Fuji Xerox would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Xerox and Fuji Xerox."

    Revenue from Xerox constituted 40%, 41% and 49% of Splash net revenue in fiscal 1994, 1995 and the first nine months of fiscal 1996, respectively. Revenue from Fuji Xerox constituted 60%, 59% and 51% of Splash net revenue in fiscal 1994, 1995 and the first nine months of fiscal 1996, respectively. See "Risk Factors--Dependence on Xerox and Fuji Xerox."

     As of June 30, 1996, the Company employed six people in sales and marketing. These people support Xerox's sales force while Fuji Xerox is supported by its own personnel. Splash's sales and marketing personnel typically provide support to Xerox and Fuji Xerox through sales literature, periodic training, customer symposia, pre-sales support and joint sales calls. The Company also participates in industry trade shows and conferences, publishes articles in trade and technical journals, distributes sales and product literature and has a public relations plan intended to generate coverage of the Company's products and technology by editors of trade journals.

     Splash believes that in order to increase its market penetration and enhance brand awareness, it must expand its sales and marketing efforts. The Company plans to recruit and hire additional field personnel in Europe, the United States and Asia Pacific, as well as to expand its marketing programs. There can be no assurance that the Company will be able to hire additional personnel, expand its marketing programs or that the Company will be able to increase its market penetration.

MARKETS AND CUSTOMERS

     Splash products are employed by users in five principal markets: commercial and short-run printing, prepress and trade service, graphic arts and professional color publishing, print-for-pay, and office color printing. The Company's strategy is to provide high quality innovative color server solutions for those end users who are discerning about color and print quality. Accordingly, the Company to date has focused principally on the prepress and graphic arts markets. The Company believes that the emerging use of color in a variety of printing applications is creating an opportunity for the Company's products in the other market segments.

          Diagram #7:
          Pyramid segmenting the market into five layers closely following (but not identically following the textual descriptions); from top to bottom - (1) commercial and short-run printing, (2) prepress and photo labs, (3) graphics arts and professional color publishing, (4) print-for-pay and copy shops, (5) office color printing; brief, additional description to the side of each; horizontal arrows would indicate market potential (largest at the bottom); vertical arrow would indicate color expertise (most at the top).

     Commercial and Short-Run Printing. The commercial printing market represents the highest quality and highest volume color printing production. Firms in this market typically have their roots in traditional offset press printing, in which output is developed in-house at businesses and other organizations, prepared for printing by service bureaus and trade shops (which often perform prepress services as described below) and then delivered to the commercial printer for printing on large, very expensive printing presses. In recent years, many firms in the commercial printing market have begun to expand into prepress and short-run printing services. These firms use color server-based printing devices to more rapidly and less expensively produce pre-proofs of color output. In addition, many of these firms have begun to use color server-based printing devices as a less expensive alternative for printing in smaller quantities. End users of Splash products in this segment include Applied Computer Services, Inc. and R.R. Donnelley & Sons Company.

     Prepress. The prepress market consists of service bureaus and trade shops which handle complex color production for end users that intend to send print jobs to short-run and commercial printing firms for high quality or high volume printing. Prepress firms work closely with end users and the local commercial printers that perform the print jobs. Prepress firms provide high end scanning, image retouching, imagesetter output of color separation films for proofing and, in some cases, the production of contract proofs which serve as the standard for the commercial print run. Firms in this market are utilizing color server-based printing devices as a means to reduce the cost and turnaround time for image design, modification and pre-proofing. End users of Splash products in this segment include smaller, local operators.

     Graphic Arts and Professional Color Publishing. The graphic arts and professional color publishing market consists of in-house creative staffs and advertising agencies and design firms. These creative professionals perform extensive color design and layout but historically have not performed print production. Users typically utilize networked personal computers and workstations for color design and use color server-based printing devices for conceptual and comprehensive designs as well as pre-proofs. Users typically compose the color image to be printed utilizing applications such as Adobe Photoshop, Adobe Illustrator, QuarkXPress and Adobe PageMaker. End users of Splash products in this segment include DRC Advertising, Hearst Magazines and Gibson Greetings, Inc.

     Print-for-Pay. Print-for-pay firms provide a broad range of walk-in services including faxing, copying, desktop publishing and photographic services. Recently these firms have begun to use connected color copiers to offer expanded color printing and copier services. Users in this market segment range from franchised and local storefronts traditionally focused on black and white copying services to specialized firms that have traditionally provided photolab services. End users of Splash products in this segment include The Digital Cafe, a wholly-owned subsidiary of Boston Photo Imaging, and PIP Printing.

     Office Color Printing. The office color printing market consists of networked office printing and central reproduction departments in businesses and other organizations. These organizations which have typically used black and white laser printers and desktop color ink jet printers for production of word processed documents, spreadsheets and presentations are increasingly using connected copiers to produce materials such as product brochures and internal communications. This market segment is still emerging, but the Company believes the ability of color servers to operate across corporate networks will help expand this market.

MANUFACTURING

     The Company outsources the manufacture of its products to third party subcontract manufacturers including MSL, located in Sunnyvale, California, and Logistix, located in Fremont, California. MSL purchases the components used in Splash boards from its suppliers and performs double-sided active surface mount assembly, in-circuit test, functional test and system test of the printed circuit boards used in the Splash PCI Series products, on a turnkey basis. MSL also performs in-warranty and out-of-warranty repair of failed boards for the Splash PCI

Series products. The Company purchases Apple Power Macintosh computers, monitors and memory, and furnishes these components as well as the MSL-assembled boards to Logistix for final assembly. Logistix directly purchases a small portion of the components used in Splash color servers and does all final assembly and system configuration. Other subcontract manufacturers perform similar services with respect to the Splash Power Series product line.

     While the Company's subcontract manufacturers conduct quality control and testing procedures specified by the Company, the Company has from time to time experienced manufacturing quality problems. Although the Company does not believe any such problem had a material adverse effect on the its business, there can be no assurance that quality problems will not occur again in the future or that any such problem will not have a material adverse effect on its business, operating results and financial condition.

     If the Logistix, MSL or other third party manufacturing facilities utilized by the Company become unavailable to the Company, or if the manufacturing operations at these facilities are slowed, interrupted or terminated, the Company's business, operating results and financial condition could be materially and adversely affected. Although the Company believes that there are other companies available with the capability to provide the Company with such services, there can be no assurance that the Company would be able to enter into alternative third party arrangements on terms satisfactory to the Company, on a timely basis, or at all. See "Risk Factors--Dependence on Third Party Manufacturers."

     Certain components necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers. These include Apple Power Macintosh computers, certain ASICs and other semiconductor components. The Company does not maintain any long-term agreements with any of its suppliers of components. Because the purchase of certain key components involves long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet end user demand. In addition, Apple has recently experienced significant financial difficulties and losses in market acceptance, and its products have particularly low levels of market acceptance in the office color printing market into which the Company is seeking to expand. If Apple were to discontinue production of the Power Macintosh models with which Splash products operate or were unable to provide or otherwise cease to provide an acceptable level of end user customer support, the Company's business, operating results and financial condition would be materially and adversely affected. The Company also purchases memory modules from a single supplier. Although other sources are available, a change in memory supplier could require time to effect and could impact production. This risk would be exacerbated in times of short memory supply. Any inability to obtain adequate deliveries of any of the components or any other circumstance that would require the Company to seek alternative sources of supply could affect the Company's ability to ship its products on a timely basis, which could damage relationships with current and prospective customers and could therefore have a material adverse effect on the Company's business, financial condition and operating results. Moreover, there can be no assurance that alternative sources of supply would be available on reasonably acceptable terms, on a timely basis, or at all. The Company has from time to time experienced shortages in deliveries of ASICs from Toshiba Corporation, which shortages have impacted production volume capabilities. In order to attempt to mitigate the risk of such shortages in the future, the Company intends to increase its inventory of components for which the Company is dependent upon sole or limited source suppliers. As a result, the Company may be subject to an increasing risk of inventory obsolescence in the future, which could materially and adversely affect the operating results and financial condition. See "Risk Factors--Component Availability" and "--Dependence on Apple Computer, Inc."

     The market prices and availability of certain components, particularly memory and other semiconductor components and, to a lesser extent, Apple Power Macintosh computers, which collectively represent a substantial portion of the total manufactured cost of the Company's products, have fluctuated significantly in the past. Significant fluctuations in the future could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Fluctuations in Operating Results; Seasonal Purchasing

Patterns," "--Dependence on Component Availability and Cost" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

     Splash's research and development efforts are focused on color science, application workflow, ASIC and board design, software and computer systems integration and the continued development of new and enhanced products. The Company also works closely with key technology partners including Adobe, Apple, Fuji Xerox and Xerox.

     The Company has historically devoted a significant amount of its resources to research and development. As of June 30, 1996, the Company had 23 employees engaged in research and development. Research and development expenses in fiscal 1994 and 1995 and the first nine months of fiscal 1996 were $2.0 million, $3.3 million and $3.1 million, respectively.

     The graphics and color reproduction, color processing and personal computing markets are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully, the Company must continue to design, develop, manufacture and sell new products that provide increasingly higher levels of performance and reliability, take advantage of technological advancements and changes and respond to new customer requirements. The Company's success in designing, developing, manufacturing and selling new products will depend on a variety of factors, including the identification of market demand for new products, product selection, timely implementation of product design and development, product performance, cost-effectiveness of current products and products under development, effective manufacturing processes and the success of promotional efforts.

     The Company has recently transitioned its product offerings from its Power Series products to its PCI Series products, and there can be no assurance that the PCI Series or any future products will achieve widespread market acceptance. In addition, the Company has in the past experienced delays in the development of new products and the enhancement of existing products, and such delays may occur in the future. If the Company is unable, due to resource constraints or technological or other reasons, to develop and introduce new products or versions in a timely manner, or if such new products or releases do not achieve timely and widespread market acceptance, it would have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The markets for the Company's products are characterized by intense competition and rapid change. The Company competes directly with other independent manufacturers of color servers and with copier manufacturers, and indirectly with printer manufacturers and others. Splash has a number of direct competitors for color server products, the most significant of which is EFI. Splash also faces competition from copier manufacturers that offer internally developed color server products, such as a non-PostScript color server offered by Fuji Xerox, or that incorporate color server features into their copiers. In addition, the Company faces competition from desktop color laser printers that offer increasing speed and color capability. As component prices decrease and the processing power and other functionality of copiers, printers and add color server functionality to their systems, which could reduce the market for the Company's existing line of products.

     The Company also competes indirectly with manufacturers of electronic color prepress systems, which offer similar functionality for the short-run and commercial printing market as is provided by the Company's products. The Company also competes indirectly with providers of color separation, color editing and page layout software. While this software typically is complementary to the Company's systems, it may also be competitive and may become increasingly competitive to the extent that the providers of such software extend the functionality of their products in future releases. See "Risk Factors-- Dependence on Adobe Systems Incorporated."

     The Company believes that the principal competitive factors in its markets are product features, functionality and performance; strength of distribution channels, including sales capability and after-market support; brand name recognition and market share; and price. The Company believes that it competes favorably with respect to product features, functionality and performance, including color and print quality and the open architecture of the Company's systems. Splash was the first to introduce a number of significant features to the multifunction color copier market, and its products currently provide certain features and functionality not offered by competitors. However, Splash's competitors also offer certain unique features and functionality which are not offered by the Company. EFI also has substantially greater name recognition and a significantly larger installed base than the Company, its products operate with a broader range of color photocopier systems and its products are generally priced less than those of Splash. EFI has historically had higher operating margins than Splash which could allow EFI to increase pricing pressure on Splash or to respond more effectively to any third party pricing pressures. The Company also believes that it competes favorably in many distribution channels addressed by Xerox and Fuji Xerox, but the Company's products do not support the range of products from different manufacturers supported by EFI and other competitors, and the Company's relationship with the Xerox distribution channel is currently not as strong in certain geographical areas, such as Europe (with respect to Rank Xerox), where the Company historically has had a smaller market presence and lesser support capabilities.

     Many of the Company's current and potential direct and indirect competitors have longer operating histories, are substantially larger, and have substantially greater financial, technical, manufacturing, marketing and other resources than Splash. A number of these current and potential competitors also have substantially greater name recognition and a significantly larger installed base of products than the Company, which could provide leverage to such companies in their competition with Splash. The Company expects competition to increase to the extent the color server market grows, and such increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. As a result of their greater resources, many of such competitors are in a better position than Splash to withstand significant price competition or downturns in the economy. There can be no assurance that Splash will be able to continue to compete effectively, and any failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See "Risk Factors-- Competition."

INTELLECTUAL PROPERTY

     The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Splash software included as a part of the Company's products is sold pursuant to "shrink wrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. The Company does not own any issued patent. There can be no assurance that any trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder applications will be issued with the scope of the claims sought by the Company, if at all. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company 's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, operating results and financial condition.

     There have been substantial amounts of litigation in the computer and related industries regarding intellectual property rights, and there can be no assurance that third parties will not claim infringement by the Company of their intellectual property rights. In particular, EFI filed suit against Radius in November 1995, alleging infringement of an EFI patent by Splash's predecessor, CSG. The subject of the patent claim was acquired by Splash in the Acquisition, and EFI could add Splash as a defendant to the suit at any time. Although a portion of the purchase price in the Acquisition was placed in escrow pending resolution of the EFI litigation, there can be no assurance that any such litigation against Splash would not have a material adverse effect on the Company's business, operating results and financial condition. Any claims that the Company is infringing on proprietary rights of EFI or others, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, and cause product shipment delays. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered or that the terms of any offered license would be acceptable to the Company. Any need to redesign the products or enter into any royalty or licensing agreement could have a material adverse effect on the Company's business, operating results and financial condition. See "Certain Transactions."

     The Company has been required to place the source code for certain of its software in escrow for the benefit of Xerox, and such software will be released to Xerox in the event that the Company either files bankruptcy and as a result is unable to deliver products for the thirty (30) days of the previously committed date, or ceases operations.

     The Company relies upon certain software licensed from third parties. There can be no assurance that the software licensed by the Company will continue to provide competitive features and functionality or that licenses for software currently utilized by the Company or other software which the Company may seek to license in the future will be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent software or suitable alternative products could be developed, identified, licensed and integrated, and the inability to license key new software that may be developed, on commercially reasonable terms, would have a material adverse effect on the Company's competitive position. Any such event would materially adversely affect the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Proprietary Technology" and "--Dependence on Adobe Systems Incorporated."

EMPLOYEES

     As of June 30, 1996, the Company employed 40 people, including 23 in research and development, 5 in operations, 6 in sales and marketing, and 6 in a general and administrative capacity. The Company also employs a number of temporary employees and consultants on a contract basis. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

     The Company's future success will depend, in part, upon its ability to attract and retain qualified personnel. Competition for qualified personnel in the Company's industry is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it will be able to attract skilled personnel as the Company grows. See "Risk Factors-- Dependence on Key Personnel."

FACILITIES

     The Company's principal operations are located in a leased facility of approximately 24,000 square feet in Sunnyvale, California. The lease on this building expires in 2001, and the Company has an option to extend the lease for a period of up to five additional years. The Company also leases space in Paris, France, primarily for sales and marketing efforts in Europe. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

     The following table sets forth certain information regarding the executive officers, directors and other key personnel of the Company as of June 30, 1996:

           NAME              AGE                     POSITION
- -------------------------    ---      ----------------------------------------------------------------------
Kevin K. Macgillivray         37      President, Chief Executive Officer and Director
Joan P. Platt                 42      Chief Financial Officer and Vice President, Finance and Administration
Timothy D. Kleffman           38      Vice President, Engineering Operations
Christine A. Beheshti         34      Vice President, Software Engineering
Gregory M. Avis (1)           37      Director
Charles W. Berger (1)         42      Director
Peter Y. Chung (2)            28      Director
Lawrence G. Finch (2)         62      Director
Richard A. Falk               37      Chief Scientist

______________________
(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.
*    Class I Director
**   Class II Director
**   Class III Director

     Kevin K. Macgillivray has served as President and Chief Executive Officer of the Company since the Acquisition in January 1996. From April 1995 until the Acquisition, Mr. Macgillivray was Vice President and General Manager of the Publishing Division of Radius, a manufacturer of computer video cards and display products, which included the CSG. From May 1993 to April 1995, Mr. Macgillivray held other managerial positions within Radius and SuperMac, which merged into Radius in 1994. From May 1991 to May 1993, Mr. Macgillivray was Vice President and General Manager of Oce Graphics USA, a computer peripherals manufacturer. Mr. Macgillivray received a B.S. in Mechanical Engineering from Stanford University.

     Joan P. Platt joined the Company in March 1996 as Vice President, Finance and Administration and Chief Financial Officer. From October 1986 to March 1996, Ms. Platt was a general practice partner at Coopers & Lybrand L.L.P., a public accounting firm. Prior to 1986, Ms. Platt was a staff accountant and manager in the business advisory, accounting and audit practice of Coopers & Lybrand. Ms. Platt received a B.S. in Business Administration from The Pennsylvania State University.

     Timothy D. Kleffman has served as Vice President, Engineering Operations of the Company since the Acquisition. Mr. Kleffman was Director of Printer Systems within the CSG at Radius and SuperMac from October 1992 until the Acquisition. From August 1985 to October 1992, Mr. Kleffman held various management positions at ROLM Corporation. Mr. Kleffman received a B.S. in Electrical and Computer Engineering from the University of California, Davis.

     Christine A. Beheshti has served as Vice President, Software Engineering of the Company since the Acquisition. From March 1993 until the Acquisition, Ms. Beheshti held various engineering management positions with Radius and SuperMac. Prior to joining SuperMac, Ms. Beheshti worked for ROLM Corporation, where she held various software development, management and engineering positions. Ms. Beheshti received a B.S. in Computer Science from the University of Wisconsin.

     Gregory M. Avis has been a director of the Company since its formation in December 1995. Mr. Avis has served as a General Partner of Summit Partners, L.P., a venture capital partnership, since 1987 and has served as a Managing Partner of Summit Partners, L.P. since 1990. Mr. Avis is also a director of CMG Information Services, Inc. and Digital Link Corporation. Mr. Avis received a B.A. in Political Economy from Williams College and an M.B.A. from Harvard Business School.

     Charles W. Berger has been a director of the Company since the Acquisition in January 1996. Mr. Berger has served as Chief Executive Officer, President and a director of Radius, a computer peripherals manufacturer, since March 1993 and has been the Chairman of the Board of Directors of Radius since March 1994.
From April 1992 until he joined Radius, Mr. Berger was Senior Vice President, Worldwide Sales, Operations and Support for Claris Corporation, a software subsidiary of Apple, a personal computer manufacturer, that develops and markets application software. From March 1989 to April 1992, Mr. Berger held various executive positions at Sun Microsystems, Inc. and its subsidiaries. Mr. Berger received a B.S. in Business Administration from Bucknell and an M.B.A. from Santa Clara University.

     Peter Y. Chung has been a director of the Company since its formation in December 1995. Mr Chung has served as a Senior Associate at Summit Partners, L.P., a venture capital partnership, since August 1994. From August 1989 to July 1992, Mr. Chung was employed by Goldman, Sachs & Co., an investment banking company. Mr. Chung received a B.A. in Economics from Harvard College and an M.B.A. from Stanford University.

     Lawrence G. Finch has been a director of Splash since the Acquisition in January 1996. Mr. Finch has served as a General Partner of Sigma Partners, L.P., a venture capital firm, since January 1989. Mr. Finch is also a director of Phoenix Technologies Ltd., a developer of computer firmware and software.

     Richard A. Falk has served as Splash's Chief Scientist since the Acquisition in January 1996. From October 1992 until the Acquisition, Mr. Falk served in various engineering positions with SuperMac and Radius. Prior to joining Radius, Mr. Falk worked for ROLM Corporation in a variety of development, engineering and management positions. Mr. Falk received a B.A. in Physical Sciences and an M.B.A. from the University of California, Berkeley.

     The Company's Board of Directors is divided into three classes. The initial term of the Class I directors expires at the Company's annual meeting of stockholders in 1997, the initial term of the Class II directors expires at the Company's annual meeting of stockholders in 1998, and the initial term of the Class III directors expires at the Company's annual meeting of stockholders in 1999. Thereafter, the term of each class of directors shall be three years. All directors hold office until the annual meeting of stockholders at which their respective class is subject to reelection and until their successors are duly elected and qualified, or until their earlier resignation or removal. Officers serve at the discretion of the Board and are elected annually. There are no family relationships among the directors or officers of the Company.

BOARD COMMITTEES

     The Board of Directors has had a Compensation Committee and an Audit Committee since July 1996. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's 1996 Stock Option Plan and 1996 Employee Stock Purchase Plan. The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.

DIRECTOR COMPENSATION

     Directors receive no cash remuneration for serving on the Board of Directors, although directors are reimbursed for all reasonable expenses incurred by them in attending Board and Committee meetings. Non- employee directors are eligible to receive stock options under the 1996 Stock Option Plan. See "--Compensation Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors currently consists of Messrs. Avis and Berger. Neither of these individuals were at any time since the formation of the Company, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not currently have any employment contract in effect with its Chief Executive Officer or any other Named Executive Officer (as defined below).

EXECUTIVE COMPENSATION

     The following table set forth a summary of the compensation paid by Radius during the fiscal year ended September 30, 1995 to the Company's Chief Executive Officer and the Company's other most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to Radius.

                          SUMMARY COMPENSATION TABLE

                                                                   PREDECESSOR BUSINESS
                                             ------------------------------------------------------------------
                                                                                  LONG TERM
                                                    1995 ANNUAL                  COMPENSATION
                                                                               ----------------
                                                    COMPENSATION                  SECURITIES         ALL OTHER
                                             -----------------------------
                                                                                  UNDERLYING       COMPENSATION
    NAME AND PRINCIPAL POSITION (1)            SALARY($)        BONUS($)            OPTIONS           ($)
- ------------------------------------------   -------------    ------------        -----------      ------------
Kevin K. Macgillivray ....................       $ 137,711       $ 35,500                   -                -
  President, Chief Executive Officer and
  Director
Timothy D. Kleffman ......................         127,284         53,250                   -                -
  Vice President, Engineering Operations
Christine A. Beheshti ...................          125,000         24,000                   -                -
  Vice President, Software Engineering

_________________________
(1) In March 1996, the Company hired Joan P. Platt as Vice President, Finance and Administration and Chief Financial Officer. Ms. Platt's annualized compensation and target bonus are $135,000 and $25,000, respectively.


OPTION GRANTS IN LAST FISCAL YEAR

     The Company was formed in December 1995 and effected the Acquisition in January 1996. Accordingly, the Company did not grant any stock options to the Named Executive Officers during the fiscal year ended September 30, 1995. In February 1996, the Company granted options to purchase shares of the Company's Common Stock at an exercise price of $0.50 per share to the following executive officers: (i) Kevin K. Macgillivray received options to purchase an aggregate of 13,750 shares, (ii) Timothy D. Kleffman received options to purchase an aggregate of 13,750 shares and (iii) Christine A. Beheshti received options to purchase an aggregate of 13,750 shares. In March 1996, the Company granted options to purchase an aggregate of 27,617 shares of the Company's Common Stock at an exercise price of $1.00 per share to Joan P. Platt.

COMPENSATION PLANS

     1996 Stock Option Plan

     The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted in January 1996 and amended in July 1996. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1996 Plan is administered by the Board of Directors or a Committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The 1996 Plan authorizes the issuance of an aggregate of up to 900,000 shares of Common Stock. As of June 30, 1996, approximately 160,000 shares had been issued under the 1996 Plan, options for approximately 70,000 shares were outstanding, and approximately 670,000 shares remained available for future grants. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan shall be determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years.

     In the event of a merger of the Company with or into another corporation or a sale of substantially all the Company's assets, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that in the event the successor corporation refuses to assume or substitute for the outstanding options, such options will become fully vested and exercisable for a period of fifteen days after notice from the Administrators. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1996 Plan, provided that no such action may impair the rights of the holder of any outstanding options without the written consent of such holder.

     1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in July 1996 and will become effective upon the closing of the Offering. A total of 50,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify under Section 423 of the Code. Offering periods may be up to 24 months duration and may include several purchase periods as determined by the Board. The initial offering period will commence on the date of the Offering and end on the last business day on or prior to April 30, 1997, and subsequent offering periods are initially expected to be May 1 to October 31 and November 1 to April 30 of each year. Employees are eligible to participate if they are regularly employed by the Company for at least twenty hours per week and more than five months in any calendar year.

     The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's base compensation (20% in the first offering period), including commissions, bonuses and overtime, at a price equal to 85% of the fair market value of the Common Stock at the beginning of each offering period or the purchase date, whichever is lower. In the event of certain changes in control of the Company, the Purchase Plan provides that the Board of Directors will shorten the offering period by setting a new purchase date to occur before the change in control event. Unless terminated sooner, the Purchase Plan will terminate ten years after its effective date. The Board of Directors has authority to amend or terminate the Purchase Plan provided no such action may adversely affect the rights of any participant.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"). Under the Delaware Law, a director's liability to a company or its stockholders may not be limited with respect to (i) any breach of his duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions, or (iv) transactions from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under the Delaware Law. The Company has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Bylaws. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware Law would permit indemnification.

     There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

          On January 30, 1996, the Company effected the Acquisition and related transactions. The Acquisition consisted of: (i) the formation and initial capitalization of Splash Technology Holdings, Inc.; (ii) the formation and initial capitalization by Splash Technology Holdings, Inc. of a new wholly-owned subsidiary, Splash Merger Company, Inc., a Delaware Corporation; (iii) the formation and initial capitalization of a new corporation, Splash Technology, Inc., a Delaware corporation, into which Radius placed certain assets and liabilities of its Color Server Group in exchange for all of the capital stock of Splash Technology, Inc.; and (iv) the merger of Splash Merger Company, Inc. with and into Splash Technology, Inc. in a reverse triangular merger. As a result of the merger, Splash Technology, Inc. was the surviving corporation and Radius received in exchange for its interest in Splash Technology, Inc. (i) $21.9 million in cash, (ii) an aggregate of 4,282 shares of Series B Preferred Stock of the Company, which are convertible into a total of 497,465 shares of Common Stock of the Company (representing approximately 19% of the outstanding Common Stock of the Company on an as-converted basis prior to the Offering), and (iii) a payment of approximately $1.5 million in cash on June 9, 1996.

     The Acquisition was funded by the purchase of approximately $15.4 million of Series A Preferred Stock by entities associated with Summit Partners, L.P. and entities associated with Sigma Partners, L.P. and the purchase of $8.0 million of subordinated promissory notes by entities associated with Summer Partners, L.P. The following table shows the aggregate amount of Common Stock, Series A Preferred Stock and subordinated notes acquired by each of the principal parties in connection with the initial capitalization of Splash Technology Holdings, Inc. and the amount and type of consideration contributed therefor.

                                                                                   PURCHASE
                                                                                     PRICE
                                                                  SHARES OF           FOR          PRINCIPAL
                                                                 MANDATORILY      MANDATORILY      AMOUNT OF
                                                  PURCHASE        REDEEMABLE      REDEEMABLE      SUBORDINATED
                                    SHARES OF    PRICE FOR         SERIES A        SERIES A        PROMISSORY
                                     COMMON        COMMON          PREFERRED      PREFERRED          NOTES
                                      STOCK         STOCK            STOCK          STOCK           PURCHASED             TOTAL
                                    ---------    ----------      -----------      ------------    -------------      -------------
Entities associated with
    Summit Partners, L.P.........   1,682,500      $ 67,300          13,933       $ 13,933,000     $  8,000,000      $  22,000,300

Entities associated with
    Sigma Partners, L.P..........     167,500         6,700           1,493          1,493,000                -          1,499,700

Management.......................     152,500         6,100               -                  -                -              6,100
                                    ---------    ----------       ----------      ------------     ------------      -------------
            Total................   2,002,500      $ 80,100          15,426       $ 15,426,000     $  8,000,000      $  23,506,100
                                    =========    ==========       ==========      ============     ============      =============

     In connection with the Acquisition, the parties entered into an escrow agreement providing for an escrow of $4.7 million for satisfaction of possible claims for indemnification by Splash Technology, Inc., Splash Technology Holdings, Inc. and its stockholders against Radius. An amount equal to approximately $2.35 million remains in escrow pending (i) a final, non-appealable order dismissing with prejudice the EFI litigation, (ii) the attainment by Radius of certain financial tests, or (iii) or the discretionary decision by Splash Technology Holdings, Inc. and its stockholders to release the amount in escrow. See "Risk Factors-Dependence on Proprietary Technology" and "Business-Intellectual Property."

     In connection with the Acquisition and related transactions, funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P. acquired an aggregate of 1,682,500 shares of Common Stock and 167,500 shares of Common Stock, respectively, representing 63.2% and 6.3% of the Company's outstanding Common Stock immediately prior to the Offering. In addition, funds affiliated with Summit Partners, L.P. and Sigma Partners, L.P. acquired an aggregate of 13,933 shares and 1,493 shares, respectively, of Series A Preferred Stock of the Company and funds affiliated with Summit Partners, L.P. acquired promissory notes of the Company in the aggregate principal amount of $8.0 million. The promissory notes are required to be repaid at face value plus accrued and unpaid interest, and the Series A Preferred Stock is required to be redeemed at a price of $1,000 per share plus accrued and unpaid dividends, upon certain events including an initial public offering at a price of at least $12.00 per share and aggregate gross proceeds to the Company of at least $35.0 million. It is anticipated that the promissory notes will be repaid and the Series A Preferred Stock will be redeemed out of the proceeds of the Offering even at a lesser amount of aggregate gross proceeds to the Company. See "Use of Proceeds," "Principal and Selling Stockholders" and "Description of Capital Stock."

     The Acquisition constituted a leveraged transaction. As of January 30, 1996, the Company had approximately $12.6 million in assets and approximately $9.6 million of liabilities. Immediately following the Acquisition, the Company had $34.6 million in assets and $19.1 million of liabilities. The proceeds from the Offering will be used primarily to repay the face value of $8.0 million in subordinated notes and redeem the face value of the $15.4 million of outstanding Series A Preferred Stock issued in connection with the Acquisition. See "Acquisition," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Principal and Selling Stockholders."

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 30, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to
(i) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each Selling Stockholder, (iii) each of the Company's directors, (iv) each of the Named Executive Officers, and (v) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, each of the stockholders has sole voting and investment power with respect to the shares of beneficially owned by such stockholders, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder is c/o Splash Technology Holdings, Inc., 555 Del Rey Avenue, Sunnyvale, California 94086.

                                                    SHARES BENEFICIALLY           NUMBER              SHARES BENEFICIALLY
                                                        OWNED PRIOR                 OF                    OWNED AFTER
                                                     TO OFFERING(1)(2)            SHARES                 OFFERING(1)(2)
                                              ------------------------------                   ---------------------------------
        NAME OF BENEFICIAL OWNER                  NUMBER            PERCENT    BEING OFFERED     NUMBER             PERCENT
- -----------------------------------------     ---------------   ------------  --------------   ----------          -------------
Summit Partners, L.P. (1)(3)...........             1,682,500       63.2%           -           1,682,500               .%
  499 Hamilton Avenue, Suite 200
  Palo Alto, CA 94301
Gregory M. Avis (1)(4).................             1,682,500       63.2            -           1,682,500               .
Peter Y. Chung.........................                     -          -            -                   -               -
Sigma Partners, L.P. (1)(6)............               167,500        6.3            -             167,500               -
  2884 Sand Hill Road, Suite 121
  Menlo Park, CA 94025
Lawrence G. Finch (1)(6)...............               167,500        6.3            -             167,500               .
Radius Inc. (7)........................               497,465       18.7            .                   -               .
  215 Moffett Park Drive
  Sunnyvale, CA 94089
Charles W. Berger (7)..................               497,465       18.7            .                   .               .
Kevin K. Macgillivray (8)..............                69,205        2.6            -              69,205               .
Joan P. Platt (9)......................                27,617        1.0            -              27,617               .
Timothy A. Kleffman(10)................                55,345        2.1            -              55,345               .
Christine D. Beheshti (11).............                41,475        1.6            -              41,475               .
All directors and executive officers as
a group (8 persons)(12)................             2,541,107       95.4            .                   .               .

___________________________
*    Less than 1%
(1) Percentage of ownership is based on 2,663,040 shares of Common Stock outstanding on June 30, 1996 and shares of Common Stock outstanding after completion of the Offering. Ownership does not include 15,426 shares of Series A Preferred Stock, all shares of which are held by affiliates of Summit Partners, L.P. and Sigma Partners, L.P. See "Description of Capital Stock." Assumes no exercise of the Underwriters' over-allotment option.

(2) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(3) Includes 1,501,375, 64,050 and 117,075 shares of Common Stock held of record by Summit Ventures IV, L.P., Summit Investors III, L.P., and Summit Subordinated Debt Fund, L.P., respectively. Summit Partners IV, L.P. is a General Partner of Summit Ventures IV, L.P. and Summit Partners SD, L.P. is a General Partner of Summit Subordinated Debt Fund, L.P. Stamps, Woodsum & Co., IV is a General Partner of Summit Ventures IV, L.P. and Stamps, Woodsum & Co., III is a General Partner of Summit Subordinated Debt Fund, L.P. Gregory M. Avis, a director of the Company, is General Partner of Stamps, Woodsum & Co., III, Stamps, Woodsum & Co., IV, and Summit Investors III, L.P. See Note (4).

(4) Includes shares described in Note (1) above. Mr. Avis, a director of the Company, is a general partner of affiliates of Summit Partners, L.P. Mr. Avis exercises shared investment and voting power with respect to such shares, but disclaims beneficial ownership of such shares.

(5) Includes 139,863, 25,459, and 2,178 shares of Common Stock held by Sigma Partners III, L.P., Sigma Associates III, L.P., and Sigma Investors III, L.P., respectively. Sigma Management III is a General Partner of Sigma Partners III, L.P., Sigma Associates III, L.P., and Sigma Investors III, L.P. and Wade Woodson is a General Partner of Sigma Management III. Mr. Finch, a director of the Company, is General Partner of Sigma Partners, L.P. See Note (6).

(6) Includes shares described in Note (1) above. Mr. Finch, a director of the Company, is General Partner of Sigma Partners, L.P. Mr. Finch exercises shared investment and voting power with such shares, but disclaims beneficial ownership of such shares.

(7) Includes 497,465 shares beneficially owned by Radius Inc. Mr. Berger, a director of the Company, is Chairman of the Board of Directors and Chief Executive Officer of Radius Inc.

(8) Includes 69,205 shares that are subject to a right of repurchase in favor of the Company which expires ratably through February 2000.

(9) Includes 27,617 shares that are subject to a right of repurchase in favor of the Company which expires ratably through March 2000.

(10) Includes 55,345 shares that are subject to a right of repurchase in favor of the Company which expires ratably through February 2000.

(11) Includes 41,475 shares that are subject to a right of repurchase in favor of the Company which expires ratably through February 2000.

(12) Includes 193,642 shares that are subject to a right of repurchase in favor of the Company which expires ratably through March 2000.

                         DESCRIPTION OF CAPITAL STOCK

     After giving effect to the filing of an Amended and Restated Certificate of Incorporation on or prior to the closing of the Offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of June 30, 1996, there were 2,663,040 shares of Common Stock outstanding held of record by approximately 33 stockholders, as well as options and warrants to purchase an aggregate of approximately 70,000 shares of Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and non-assessable.

PREFERRED STOCK

     Effective upon the closing of the Offering, redemption of outstanding Series A Preferred Stock and automatic conversion of outstanding Series B Preferred Stock, the Company will be authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series in the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue Preferred Stock.

WARRANT

     In connection with the Acquisition, the Company issued to Imperial Bank (the "Warrantholder") a warrant to purchase an aggregate of 2,500 shares of Common Stock at a price of $0.04 per share. The warrant terminates on January 31, 2001. The Warrantholder has certain rights to registration of its shares of Common Stock issuable upon exercise of such warrant.

REGISTRATION RIGHTS

     Under the terms of the Registration Rights Agreement dated as of January 30, 1996 among the Company and certain holders of its securities (the "Rights Agreement"), following the closing of the Offering, the holders of approximately 2,500,000 shares of Common Stock and the holder of a warrant to purchase 2,500 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Under the Rights Agreement, if the Company proposes to register any of its Common Stock under the Securities Act, certain holders of Registrable Securities are entitled to notice of such registration and to include their Registrable Securities therein; provided, among other conditions, that the underwriters have the right to limit the number of shares included in any such registration. Beginning six months after the closing of the Offering, the holders of at least fifty percent (50%) of the Registrable Securities have the right to require the Company, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their Registrable Securities. The Company may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the holders of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     The Company's Certificate of Incorporation and Bylaws, as amended and restated on or prior to the closing of the Offering, among other things, (i) permit vacancies on the Board of Directors that may occur between annual meetings and any newly created seats to be filled only by the Board of Directors and not by the stockholders, subject to any rights of holders of the Preferred Stock that may be granted by the Board of directors in the future, (ii) limit the rights of stockholders to call special meetings of stockholders, (iii) provide for classification of the Board of Directors into three classes having terms of three years each, and (iv) provide that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, may adversely affect the market price of, and the voting and other rights of, the holders of the Common Stock and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's stockholders deemed such an attempt to be in their best interests. See "Management-Executive Officers, Directors and Key Personnel."

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approves either the business combination of the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding certain shares held by employee directors and employee stock plans, or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston. Its telephone number is (617) 575-2000.

LISTING

     The Company has applied to list its Common Stock on the Nasdaq National Market under the trading symbol "SPLH."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and place which it deems appropriate.

     Upon completion of the Offering, the Company will have . shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option, no exercise of outstanding options and no exercise of warrants after
June 30, 1996.  Of this amount, the  .   shares offered hereby and no
additional shares will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 320,000 additional shares will be available for sale in the public market following the expiration of the 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.


      DAYS AFTER DATE            SHARES ELIGIBLE
    OF THIS PROSPECTUS              FOR SALE                   COMMENT
- --------------------------   -----------------------  ----------------------------------------
                                                      Freely tradeable shares sold in Offering
Upon Effectiveness.........            0              and shares saleable under Rule 144(k)
                                                      that are not subject to 180-day lockup

180 days...................    approximately 320,000  Lockup released; shares saleable under
                                                      Rules 144 and 701

Thereafter.................  approximately 2,350,000  Restricted securities held for two years or less

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Alex. Brown & Sons Incorporated for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the 1996 Plan and the Purchase Plan.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register approximately 720,000 shares of Common Stock subject to outstanding options or reserved for issuance under the

1996 Plan, and the Purchase Plan within 180 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of June 30, 1996, the holders of options exercisable into approximately 70,000 shares of Common Stock will be eligible to sell their shares in reliance upon Rule 701 or pursuant to the Form S-8 upon the expiration of the 180-day Lockup Period. Upon completion of the offering, the 4,282 shares of Series B Preferred Stock owned by Radius will automatically convert to 497,465 shares of the Company's Common Stock. If Radius were to enter bankruptcy and were allowed to sell its shares of the Company's Common Stock without regard to the restrictions of Rule 144 under the Securities Act, such additional shares of Common Stock would become eligible for resale into the public market at an indeterminate date after the date of this Prospectus.

     In addition, after the Offering, the holders of approximately 2,500,000 shares of Common Stock and the holder of a warrant to purchase 2,500 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Montgomery Securities, have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                      NUMBER OF
       UNDERWRITER                                                     SHARES
       -----------                                                    ---------
Alex. Brown & Sons Incorporated....................................

Montgomery Securities..............................................








                                                                      ----------
    Total..........................................................

                                                                      ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to . additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to . and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the . shares are being offered.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company and all stockholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the effective date of the Offering without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options and warrants. In addition, the Company may issue shares of Common Stock in connection with corporate acquisitions.

     The Representatives of the Underwriters have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations, the price-earnings ratios, the price-sales ratios, the market prices generally of securities and stages of development of other companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company and its industry in general and the present state of the Company's development.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Palo Alto, California. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, is the Secretary of the Company.


                                    EXPERTS

     The consolidated balance sheets of the Company as of September 30, 1994 and 1995 and June 30, 1996 and the consolidated statements of income cash flows for each of the two years in the period ended September 30, 1995, the four months ended January 1996, and the five months ended June 30, 1996; and statement of parent company investment for each of the two years in the period ended September 30, 1995 and the four months ended January 31, 1996 and the consolidated statement of stockholders' equity for the five months ended June 30, 1996, included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in auditing and accounting.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. In accordance with the rules of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                    ________

                                                                           Pages
Report of Independent Accountants .......................................    F-2

Consolidated Financial Statements:

   Consolidated Balance Sheets as of June 30, 1996 and
     September 30, 1995 and 1994 ........................................    F-3

   Consolidated Statements of Operations for the five months ended
     June 30, 1996; the four months ended January 31, 1996 and the
     years ended September 30, 1995 and 1994 ............................    F-4

   Consolidated Statements of Stockholders' Equity for the five months
     ended June 30, 1995 ................................................    F-5

   Predecessor Business Statement of Parent Company Investment for
     the four months ended January 31, 1996 and the years ended
     September 30, 1995 and 1994 ........................................    F-6

   Consolidated Statements of  Cash Flows for the five months ended
     June 30, 1996; the four months ended January 31, 1996 and the
     years ended September 30, 1995 and 1994 ............................    F-7

Notes to Consolidated Financial Statements ..............................    F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Splash Technology Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Splash Technology Holdings, Inc. and its subsidiaries as of June 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the five months ended June 30, 1996. We have also audited the balances sheets at September 30, 1994 and 1995, and the statements of operations, cash flows and parent company investment of the Predecessor Business for the years ended September 30, 1994 and 1995, and the four months ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Splash Technology Holdings, Inc. and its subsidiaries as of June 30, 1996, and the consolidated results of their operations and their cash flows for the five months ended June 30, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the financial statements of the Predecessor Business referred to above present fairly, in all material respects, the financial position of the Predecessor Business as of September 30, 1994 and 1995 and the results of its operations and its cash flows for the years ended September 30, 1994 and 1995 and for the four months ended January 31, 1996, in conformity with generally accepted accounting principles.



San Jose, California
July 23, 1996 except for Note 12 the date for which is July 31, 1996.

                       SPLASH TECHNOLOGY HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                 September 30, 1994 and 1995 and June 30, 1996

                     (in thousands, except per share data)
                                   _________

                                                                                                            SPLASH TECHNOLOGY
                                                                          PREDECESSOR BUSINESS                HOLDINGS, INC.
                                                                      ------------------------------   -----------------------------
                                                                                                                         PRO FORMA
                                                                                                                          (NOTE 2)
                                                                               SEPTEMBER 30,             JUNE 30,         JUNE 30,
                                                                           1994             1995           1996             1996
                                                                      --------------    ------------   ------------    -------------
                                                                                                                        (unaudited)
                            ASSETS
Current assets:
  Cash and cash equivalents..........................................    $      --       $     --       $  6,601
  Accounts receivable, net of allowance for doubtful accounts of
    $16, $84 and $300 as of September 30, 1994 and 1995
    and June 30, 1996, respectively..................................       5,274           4,716          4,037
  Inventories........................................................       1,287           3,965          3,945
  Prepaid expenses and other current assets..........................          --              --            119
  Deferred income taxes..............................................         622             622          3,633
                                                                         --------        --------       --------
       Total current assets..........................................       7,183           9,303         18,335
Property and equipment, net..........................................         200             385            679
Deferred income taxes................................................          --              --          8,249
Other long term assets...............................................          --              --          1,239
                                                                         --------        --------       --------
       Total assets..................................................    $  7,383        $  9,688       $ 28,502
                                                                         ========        ========       ========

                        LIABILITIES
Current liabilities:
  Trade accounts payable.............................................    $    772        $  2,538       $  2,154
  Other accrued liabilities..........................................         331           1,074          1,955
  Royalties payable..................................................       1,233           1,978          1,070
  Deferred revenue...................................................          --              --          5,227
  Income taxes payable...............................................         721           1,395          1,974
                                                                         --------        --------       --------
       Total current liabilities.....................................       3,057           6,985         12,380
Subordinated promissory notes payable to stockholders................          --              --          8,600
                                                                         --------        --------       --------
       Total liabilities.............................................       3,057           6,985         20,980
                                                                         --------        --------       --------
Commitments (Note 6).

                    STOCKHOLDERS' EQUITY
Preferred Stock:
  Authorized: 5,000,000 shares
  Series A Preferred Stock, par value $.001 per share:
    Authorized: 15,426 shares
    Issued and outstanding: 15,426 shares; liquidation
     value: $15,735,000..............................................    $     --        $     --       $      1       $      1
  Series B preferred stock, par value $.001 per share:
    Authorized, issued and outstanding: 4,282 shares as
     of June 30, 1996 and no shares pro forma;
     liquidation value: $4,338,000...................................          --              --              1             --
Parent company investment............................................       4,326           2,703             --             --
Common stock, par value $.001:
  Authorized:  10,000,000 shares as of June 30, 1996,
    50,000,000 shares pro forma; Issued and outstanding:
    2,165,575 shares as of June 30, 1996 and 2,663,040
    shares pro forma.................................................          --              --              2              3
Additional paid-in capital...........................................          --              --         19,462         19,462
Retained earnings (accumulated deficit)..............................          --              --        (11,944)       (11,944)
                                                                         --------        --------       --------       --------
       Total stockholders' equity....................................       4,326           2,703          7,522       $  7,522
                                                                         --------        --------       --------       --------

          Total liabilities and stockholders' equity                     $  7,383        $  9,688       $ 28,502
                                                                         ========        ========       ========

      The accompanying notes are an integral part of these consolidated financial statements.

                       SPLASH TECHNOLOGY HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)
                                   ________

                                                                                                                         SPLASH
                                                                                                                       TECHNOLOGY
                                                                               PREDECESSOR BUSINESS                   HOLDING, INC.
                                                           -------------------------------------------------------   ---------------
                                                                                      NINE MONTHS
                                                                                         ENDED        FOUR MONTHS      FIVE MONTHS
                                                                 YEAR ENDED             JUNE 30,         ENDED            ENDED
                                                                SEPTEMBER 30,             1995         JANUARY 31,       JUNE 30,
                                                           -----------------------
                                                              1994         1995       (UNAUDITED)         1996             1996
                                                           ----------  -----------   -------------    ------------   ---------------
Net revenue..............................................   $ 16,354    $ 30,472       $ 20,343         $ 13,008         $ 18,326
Cost of net revenue......................................     12,068      20,723         13,737            8,427           11,455
                                                            --------    --------       --------         --------         --------
     Gross profit........................................      4,286       9,749          6,606            4,581            6,871
                                                            --------    --------       --------         --------         --------
Operating expenses:
   Research and development..............................      1,999       3,295          2,034            1,498            1,624
   Sales and marketing...................................        562       2,076          1,505              688              806
   General and administrative............................        377         891            667              287              668
   Amortization of purchased technology and write-off
     of in-process technology............................         --          --             --               --           22,729
                                                            --------    --------       --------         --------         --------
       Total operating expenses..........................      2,938       6,262          4,206            2,473           25,827
                                                            --------    --------       --------         --------         --------

         Income (loss) from operations...................      1,348       3,487          2,400            2,108         (18,956)


Interest expense, net....................................         --          --             --               18              388
                                                            --------    --------       --------         --------         --------
         Income (loss) before provision for income taxes.      1,348       3,487          2,400            2,090          (19,344)

Provision for (benefit from) income taxes................         99       1,395            960              836           (7,765)
                                                            --------    --------       --------         --------         --------

         Net income (loss)...............................   $  1,249    $  2,092       $  1,440         $  1,254         $(11,579)
                                                            ========    ========       ========         ========         ========

Net loss per share.......................................                                                                $  (4.38)
                                                                                                                         ========

Shares used in computing per share amounts...............                                                                   2,726
                                                                                                                         ========

      The accompanying notes are an integral part of these consolidated financial statements.

                       SPLASH TECHNOLOGY HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                (in thousands)
                                    ________

                                                                                                                  RETAINED
                                                    PREFERRED STOCK                                 ADDITIONAL    EARNINGS
                                         ---------------------------------------
                                              SERIES A            SERIES B          COMMON STOCK     PAID-IN   (ACCUMULATED
                                         ------------------  ------------------- -----------------
                                          SHARES    AMOUNT    SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL     DEFICIT)    TOTAL
                                         --------  --------  --------  --------  -------- -------- ----------  ------------ -------
Balances, February 1, 1996
 Issuance of preferred stock:
  Series A..............................   15,426   $    1         --   $   --         --   $   --    $14,699     $     --  $14,700
  Series B..............................       --       --      4,282        1         --       --      4,099           --    4,100
 Issuance of common stock...............       --       --         --       --  2,002,500        2        204           --      206
 Exercise of employee stock options for
  cash..................................       --       --         --       --    163,075       --         95           --       95

 Accretion for dividends on preferred
  stock Series A and B..................       --       --         --       --         --       --        365     $   (365)      --
 Net loss...............................       --       --         --       --         --       --         --      (11,579) (11,579)
                                           ------   ------     ------   ------  ---------   ------    -------     --------  -------

Balances, June 30, 1996.................   15,426   $    1      4,282   $    1  2,165,575   $    2    $19,462     $(11,944) $ 7,522
                                           ======   ======     ======   ======  =========   ======    =======     ========  =======


      The accompanying notes are an integral part of these consolidated financial statements.

                       SPLASH TECHNOLOGY HOLDINGS, INC.

                        PREDECESSOR BUSINESS STATEMENT
                         OF PARENT COMPANY INVESTMENT

                                (in thousands)
                                    _______

Balance, October 1, 1993.......................................   $  (20)
Net change in parent company investment........................    3,097
Net income.....................................................    1,249
                                                                 -------

Balance, September 30, 1994....................................    4,326
Net change in parent company investment........................   (3,715)
Net income.....................................................    2,092
                                                                 -------

Balance, September 30, 1995....................................    2,703
Net change in parent company investment........................      (12)
Net income.....................................................    1,254
                                                                 -------
Balance, January 31, 1996......................................  $ 3,945
                                                                 =======

      The accompanying notes are an integral part of these consolidated financial statements.

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)
                                    ________

                                                                                                                         SPLASH
                                                                                                                       TECHNOLOGY
                                                                               PREDECESSOR BUSINESS                   HOLDING, INC.
                                                           ---------------------------------------------------------  --------------
                                                                                      NINE MONTHS
                                                                                         ENDED        FOUR MONTHS      FIVE MONTHS
                                                                 YEAR ENDED             JUNE 30,          ENDED           ENDED
                                                                SEPTEMBER 30,             1995         JANUARY 31,       JUNE 30,
                                                           -----------------------
                                                              1994         1995       (UNAUDITED)         1996             1996
                                                           ----------- ----------  --------------  ---------------- ----------------
Cash flows from operating activities:
  Net income (loss)........................................ $  1,249     $  2,092        $  1,440       $  1,254        $(11,579)
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization..........................       80          259              82            102              57
    Provision for doubtful accounts........................       16           68              --             17             199
    Purchased and in-process technology....................       --           --              --             --          22,729
    Deferred income taxes..................................     (622)          --              --            622         (11,014)
    Changes in assets and liabilities:
      Accounts receivable..................................   (3,947)         490             419         (4,597)          5,059
      Inventories..........................................     (513)      (2,678)         (2,678)         2,231          (2,211)
      Prepaid expenses and other current assets............       --           --              --             --            (119)
      Other long term assets...............................       --           --              --             --            (118)
      Trade accounts payable...............................     (914)       1,766           1,049         (2,391)          2,008
      Other accrued liabilities............................      317          743             108          1,986          (1,042)
      Royalties payable....................................      796          745             (47)         1,434          (2,302)
      Deferred revenue.....................................       --           --              --            905           2,157
      Income taxes payable.................................      721          674             239           (559)          1,974
                                                            --------     --------        --------       --------        --------
         Net cash provided by (used in)
           operating activities............................   (2,817)       4,159             612          1,004           5,798
                                                            --------     --------        --------       --------        --------

Cash flows from investing activities:
  Purchase of property and equipment.......................     (280)        (444)           (333)           (63)           (306)
  Acquisition of Color Server Group from Radius
    (net of cash acquired).................................       --           --              --             --         (22,492)
                                                            --------     --------        --------       --------        --------
        Net cash used in investing activities..............     (280)        (444)           (333)           (63)        (22,798)
                                                            --------     --------        --------       --------        --------
Cash flows from financing activities:
  Proceeds from Series A preferred stock...................       --           --              --             --          14,700
  Proceeds from common stock...............................       --           --              --             --             206
  Proceeds from subordinated debt..........................       --           --              --             --           8,600
  Exercise of stock options for cash.......................       --           --              --             --              95
  Net change in Parent Company Investment..................    3,097       (3,715)           (279)           (12)             --
                                                            --------     --------        --------       --------        --------
        Net cash provided by (used in)
         financing activities..............................    3,097       (3,715)           (279)           (12)         23,601
                                                            --------     --------        --------       --------        --------

Net increase in cash.......................................       --           --              --            929           6,601

Cash and cash equivalents at beginning of period...........       --           --              --             --              --
                                                            --------     --------        --------       --------        --------
Cash and cash equivalents at end of period................. $     --     $     --        $     --       $    929        $  6,601
                                                            ========     ========        ========       ========        ========

Supplemental disclosure of cash flow information:
  Taxes paid............................................... $     --     $     --        $     --       $     --        $  1,275
  Interest paid............................................ $     --     $     --        $     --       $     --        $    198

Non-cash financing activities:
  Accretion of preferred stock............................. $     --     $     --        $     --       $     --        $    365
  Issuance of Series B preferred stock..................... $     --     $     --        $     --       $     --        $  4,100

       The accompanying notes are an integral part of these consolidated financial statements.

                       SPLASH TECHNOLOGY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    _______


1.   Recent Reorganization and Basis of Presentation:
     -----------------------------------------------

     Splash Technology Holdings, Inc. (the "Company"), through its wholly-owned subsidiaries Splash Technology, Inc. and Splash Technology S.a.r.l., develops, produces and markets color servers, which consist of computer hardware and software systems that provide an integrated link between desktop computers and digital color copiers and enable such copiers to provide high speed and quality networked color printing and scanning. The Company sells its color servers through two original equipment manufacturers who integrate the Company's color servers into connected digital color photocopier systems which are sold to end users in North and South America, Europe, Asia and Australia. The Company operates in one business segment.

     The business of the Company was previously operated as the unincorporated Color Server Group of SuperMac Technology Inc. ("SuperMac") until August 1994 when SuperMac merged with Radius Inc. ("Radius"). In January 1996, the assets and liabilities of the Color Server Group of Radius were transferred by Radius into its newly created wholly-owned subsidiary, Splash Technology, Inc. In December 1995, Splash Technology Holdings, Inc. was incorporated in Delaware and was capitalized by the sale of Series A preferred stock and common stock and subordinated debt to an investor group consisting of certain affiliates of Summit Partners, L.P., Sigma Partners, L.P. and certain members of the management of the Company. On January 31, 1996, Splash Technology, Inc. merged with a wholly-owned subsidiary of Splash Technology Holdings, Inc. and as part of the consideration for the merger, Splash Technology Holdings, Inc. issued Series B preferred stock to Radius. The surviving corporation in the merger was Splash Technology Holdings, Inc.

     The acquisition of Splash Technology, Inc. was regarded as a purchase of net assets accounted for under the purchase method of accounting as of January 31, 1996. The total purchase price of $27,843,000 (including the costs of the acquisition of $321,000), consisting of cash and the fair value of Series B Preferred Stock of $4,100,000, has been allocated to the net assets acquired based on their estimated fair values as of January 31, 1996. The two principal components of the initial excess purchase price allocation included in-process research and development projects ($19,324,000) and existing purchased technology ($3,405,000). The Company allocated a portion of the purchase price to various in-process research and development projects that had identifiable economic value and expensed this value as of the date of the acquisition. The purchased technology is related to the Company's Power Series product for which the Company was developing a replacement product at the time of the acquisition due to the discontinuance of the Apple CPU architecture on which the Power Series product relied. The Company transitioned to the new product in May 1996 and accordingly, the fair value of the purchased technology was fully amortized over the four months to May 31, 1996.



                                     Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                    _______


1.   Recent Reorganization and Basis of Presentation, continued:
     -----------------------------------------------

     The fair value of the assets acquired (net of cash acquired of $929,000) and liabilities assumed were as follows:

               In-process technology                         $19,324
               Purchased technology                            3,405
               Receivables                                     9,296
               Inventories                                     1,734
               Property and equipment                            430
               Other long term assets                          1,121
               Payables                                         (147)
               Other accrued liabilities                      (6,049)
               Deferred revenue                               (2,200)
                                                             -------
                                                             $26,914
                                                             =======

     Of the purchase consideration, $2,350,000 remains in escrow pending resolution of certain events including unasserted claims.

     The Predecessor Business's financial statements presented herein include the results of operations and cash flows for the four months ended January 31, 1996 and the years ended September 30, 1995 and 1994, and the balance sheets as of September 30, 1995 and 1994, as if the Color Server Group existed as a corporation separate from Radius and SuperMac during such periods on a historical basis. The Company's financial statements presented herein include the results of operations and cash flows for the five months ended June 30, 1996 and the balance sheet as of that date. Results for the four months ended January 31, 1996 and the five months ended June 30, 1996 are not necessarily indicative of the results for the entire year.

     Radius and SuperMac each performed certain corporate headquarter functions on behalf of the Color Server Group and provided certain marketing, technology, human resource and financial and accounting services. Costs associated with these services have been allocated to the Color Server Group based on relative headcount, which management believes to be a reasonable basis for allocation.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                    _______


2.   Summary of Significant Accounting Policies:
     ------------------------------------------

     BASIS OF CONSOLIDATION:

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Splash Technology, Inc. and Splash Technology S.a.r.l. All significant intercompany transactions between the entities have been eliminated.

     USE OF ESTIMATES:

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION:

     Revenue is generally recognized upon shipment of the product to the customer. The Company generally does not grant rights of return. In May 1996, the Company made the transition from its Power Series products to its new PCI Series products. In calendar year 1996, one of the Company's original equipment manufacturer ("OEM") customers accumulated a substantial quantity of the Power Series product. Due to the transition of products and the accumulation of Power Series product, the Company is recognizing revenue from the sales of the Power Series product upon notification from the OEM that the product has been sold to their end user. At June 30, 1996, the Company had deferred revenue of $5,120,000 from sales of Power Series products to the OEM.

     WARRANTIES:

     The Company's products are generally warranted for 15 months. Estimated future costs of repair, replacement, or customer accommodations are reflected in the accompanying consolidated financial statements.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,  Continued
                                    ______


2.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

     RESEARCH AND DEVELOPMENT:

     Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

     INCOME TAXES:

     The Company uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

     Income taxes have been provided in the Predecessor Business statements of operations as if the Predecessor Business was a separate taxable entity. Since the division was not a separate taxable entity but was included in the consolidated income tax returns of the Radius and SuperMac companies, the current benefit from or provision for U.S. federal and state income taxes was ultimately assumed to be receivable from or payable to Radius or SuperMac in the period presented. In accordance with the merger agreement with Radius, the Company is not required to repay Radius for the utilization of their tax losses against the Company's taxable income as a Predecessor Business. Such benefits are reflected as capital contributions as of each fiscal year end.

     CASH AND CASH EQUIVALENTS:

     All highly liquid investments with an original, or remaining, maturity of three months or less at the date of purchase and money market funds are considered cash equivalents.

     Cash and cash equivalents consist primarily of deposits with banks in the United States.

     FINANCIAL INSTRUMENTS:

     The Company's financial instruments, including borrowings under the line of credit and the subordinated promissory notes payable to stockholders, are stated at fair value.

     INVENTORIES:

     Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,  Continued
                                    ______


2.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

     PROPERTY AND EQUIPMENT:

     Property and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives ranging from three to seven years or, in the case of leasehold improvements, the lease period, if shorter. Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains or losses are reflected in the statements of income. The Predecessor Business' accounting policy was to expense all items of property and equipment upon acquisition. Accordingly, appropriate adjustments have been included in the financial statements to reflect the capitalization and depreciation of property and equipment during the periods presented.

     CONCENTRATION OF CREDIT-RISKS:

     Cash and cash equivalents are deposited with major banks in the United
     States and France.   Deposits in these banks may exceed the amount of
     insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

     The Company sells its products to two OEM customers who distribute the Company's products with their own color photocopier systems on a worldwide basis. The Company performs ongoing credit evaluations of its customers. The Company does not require collateral for its receivables and maintains an allowance for potential credit losses. At June 30, 1996, the accounts receivable balance is comprised primarily of these two customers, which represent 57% and 37% of accounts receivable.

     Certain components necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers. These include Apple Power Macintosh computer, certain ASICs and other semiconductor components.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,  Continued
                                    ______


2.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

     RECENT PRONOUNCEMENTS:

     During March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. SFAS 121 will become effective for the Company's year ending September 30, 1997.

     During October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which established a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company intends to continue to account for stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require the Company to provide additional disclosures in the financial statements for the year ending September 30, 1997.

     COMPUTATION OF NET LOSS PER SHARE:

     Net loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of the incremental common shares issuable upon conversion of convertible preferred stock (using the "if converted" method) and stock options and warrants (using the treasury stock method) as if converted for all periods presented.

     The Company has computed common and dilutive common equivalent shares in determining the number of shares used in calculating earnings per share for all periods presented pursuant to the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83. SAB 83 requires the Company to include all common shares and all common share equivalents issued during the 12 month period preceding the filing date of an initial public offering in its calculation of the number of shares used to determine earnings per share as if the shares had been outstanding for all periods presented. Net loss for the purposes of the computation reflects the cumulative dividend (and dividend accretion) payable on the shares of preferred stock.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,  Continued
                                    ______


2.   Summary of Significant Accounting Policies, continued:
     ------------------------------------------

     UNAUDITED INTERIM FINANCIAL INFORMATION:

     The accompanying interim statements of operations and cash flows for the nine months ended June 30, 1995 together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the results of operations and cash flows for the periods ended June 30, 1995. Results for the nine months ended June 30, 1995 are not necessarily indicative of results for an entire year.

     UNAUDITED PRO FORMA INFORMATION:

     In conjunction with the initial public offering, all of the Company's outstanding Series B preferred stock will be converted into shares of Common Stock as described in Note 7. The pro forma effect of these conversions has been reflected in the accompanying pro forma balance sheet assuming the conversion had occurred June 30, 1996 and is unaudited.

3.   Balance Sheet Detail (in thousands):
     --------------------

     INVENTORIES:

                                                                                 SPLASH TECHNOLOGY
                                                     PREDECESSOR BUSINESS          HOLDINGS, INC.
                                                  ----------------------------   -----------------
                                                         SEPTEMBER 30,                 JUNE 30,
                                                  ----------------------------
                                                     1994             1995               1996
                                                  -------------  -------------   -----------------
             Raw materials                            $  714          $  591               $1,593
             Work in processs                             81             166                   --
             Finished goods                              492           3,208                2,352
                                                      ------          ------               ------
                                                      $1,287          $3,965               $3,945
                                                      ======          ======               ======

     PROPERTY AND EQUIPMENT:

                                                                                      SPLASH TECHNOLOGY
                                                     PREDECESSOR BUSINESS               HOLDINGS, INC.
                                                ------------------------------       -------------------
                                                         SEPTEMBER 30,                      JUNE 30,
                                                ------------------------------
                                                     1994            1995                   1996
                                                ------------    --------------       -------------------
             Furniture and fixtures               $    81          $  201                   $  270
             Computer equipment                       199             523                      241
             Leasehold improvements                    --              --                       80
             Trade show booth                          --              --                      145
                                                 --------          ------                   ------
                                                      280             724                      736

             Less accumulated depreciation            (80)           (339)                     (57)
               and amortization                   --------         ------                   -------
                                                  $   200          $  385                   $  679
                                                  =======          ======                   ======

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
            NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                  ----------


4.   Revolving Credit Facility:
     -------------------------

     In January 1996, the Company entered into an agreement with a bank to borrow up to a maximum of $4,000,000 under a revolving line of credit subject to a borrowing base of 80% and 70% of eligible domestic and foreign accounts receivable, respectively. The line bears interest at prime rate plus 0.75%, is collateralized by accounts receivable, owned property and equipment and inventory of the Company and matures on January 31, 1997.
     The agreement contains dividend restrictions and certain financial covenants concerning required liquidity, net worth and indebtedness ratios as well as required profitability. The Company has no borrowings outstanding under the line of credit as of June 30, 1996.

5.   Subordinated Promissory Notes Payable to Stockholders:
     -----------------------------------------------------
     The Company issued subordinated promissory notes payable to stockholders, with a face value totaling $8,000,000, which bear interest at 12%, payable quarterly. The subordinated promissory notes were issued to stockholders in conjunction with the Series A preferred stock and the fair value of the notes was established at $8,600,000 by an independent third party valuation. In the event of liquidation, merger or a firm commitment underwriting pursuant to a public offering of common stock at a price of at least $12.00 per share with gross proceeds to the Company of at least $35,000,000, all principal and accrued interest shall be payable immediately ("Qualified Liquidity Event"). In the event that a public offering does not qualify as a Qualified Liquidity Event, the interest rate increases to 15%. In the event that a Qualified Liquidity Event is not consummated on or before January 30, 2001, then all outstanding principal must be paid in two equal installments on January 30, 2001 and 2002. The notes are subordinate to the Revolving Credit Facility (see Note 4).

6.   Commitments:
     -----------

     The Company leases certain office facilities under noncancelable operating leases which expire in April 2001. The Company is responsible for taxes, insurance and maintenance expenses related to the leased facilities. Under the term of certain lease agreements, the leases may be extended, at the Company's options, and certain of the leases provide for adjustments of the minimum monthly rent.

     Future minimum annual lease payments under the leases are as follows (in thousands):

          Period Ending
          -------------
          June 30, 1997                                               $384
          June 30, 1998                                                398
          June 30, 1999                                                412
          June 30, 2000                                                427
          June 30, 2001                                                442

     Rent expense for the five months ended June 30, 1996 was $83,960.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                    -------


7.   Preferred Stock:
     ---------------

     The Company has authorized and issued 15,426 shares of Series A preferred stock at a face value of $1,000 per share and 4,282 shares of Series B preferred stock in a non cash transaction as part of the consideration for the merger. The valuation of the Series A and Series B preferred stock by an independent third party resulted in values of $14,700,000 and $4,100,000, respectively for those instruments. The rights, preferences and privileges of the Series A and Series B preferred stock are as follows:

     LIQUIDATION RIGHTS:

     The preferred stock has certain liquidation preferences over the common stock in the event of a liquidating event such as a dissolution of the affairs of the Company or a take-over by another corporation. The liquidation preferences entitle the preferred stockholders to receive $1,000 per share in addition to amounts due on unpaid dividends which have been accrued or declared. The Series A preferred stockholders have preference over the Series B preferred stockholders in determining the order of liquidation payout. The preferred stock does not participate in the distribution of assets remaining after the liquidation preference has been paid.

     CONVERSION RIGHTS:

     The Series A preferred stock has no conversion rights. The Series B preferred stockholders have the right at any time to convert each share of preferred stock into common stock at the specified conversion rate per share, which currently is 116.176 shares of common stock for each share of preferred stock. The conversion rate will be adjusted for stock splits and recapitalization. In the event of a public offering of the Company's common stock where the gross proceeds received by the Company equals or exceeds $35,000,000 and the offering price is at least $12.00 per share, or in the event of a merger or sale of the Company where the consideration or proceeds equals or exceeds $50,000,000, all shares of the Series B preferred stock automatically convert into shares of common stock at the specified conversion rate.

     REDEMPTION RIGHTS:

     The Company may redeem all or any of the shares of the Series A preferred stock at any time. The Company may also redeem all or any of the shares of the Series B preferred stock at any time but only if there are no shares of the Series A preferred stock then outstanding.

     The Company is required to redeem all of the shares of the Series A preferred stock in the event of a public offering of the Company's common stock or a merger or sale of the Company meeting the quantitative criteria disclosed in the paragraph concerning conversion rights above. Provided there are no shares of the Series A preferred stock then outstanding, the Company is required to redeem the shares of the Series B preferred stock, one half on January 1, 2002 and one half on January 1, 2003. The redemption price for each share of preferred stock will be $1,000, plus any unpaid and accrued dividends.

                                   Continued

                        SLASH TECHNOLOGY HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                   --------


7.   Preferred Stock, continued:
     ---------------

     VOTING RIGHTS:

     The Series B preferred stockholders are entitled to vote on all matters with the holders of common stock as if on an as converted basis. The Series A preferred stockholders have no rights to vote other than to elect one director to the Board of Directors. The other five directors are elected by the common stockholders in conjunction with the Series B preferred stockholders.

     DIVIDEND RIGHTS:

     The preferred stockholders will be entitled to receive dividends in preference to the common stockholders. In addition, the Series A preferred stockholders also have preference to the Series B preferred stockholders. From the date of issuance until January 1, 1997, there shall be no cumulative dividends payable to the preferred stockholders. After that date, cumulative dividends are payable when and if declared or accumulate as part of the shares' liquidation preferences as follows:

                                           Dividends per Share
                                           -------------------
                                           Series A   Series B
                                           --------   --------
     January 2, 1997 to January 1, 1998         $ 60       $60

     January 2, 1998 to January 1, 1999         $ 80       $60

     January 2, 1999, and thereafter            $100       $60

     The carrying amounts of both Series A and Series B have been increased by amounts representing dividends not currently declared or paid but which will be payable under the dividend rights of the respective series of preferred stock. The increases have been effected by a charge against retained earnings.

8.   Common Stock:
     ------------

     On January 31, 1996, the Company sold 2,002,500 shares of common stock at a price of $0.04 per share for aggregate proceeds of $80,100. The Company has granted certain registration rights to certain holders of common shares, options, warrants and convertible securities in the event of any registration of shares by the Company under the Securities Act.

                                   Continued

                       SPLASH TECHNOLOGY HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                    _______


8.   Common Stock, continued:
     ------------

     In connection with the line of credit, the Company issued the bank a warrant to purchase 2,500 shares of common stock with an exercise price of $0.04 per share. The warrant is not exercisable until the earlier of January 31, 1997, an initial public offering, or an asset sale or merger.

     STOCK OPTIONS AND REPURCHASE AGREEMENTS:

     The Company reserved 261,758 shares of common stock for issuance under its stock option plan as of January 30, 1996. Under this plan, the Board of Directors may grant incentive or nonstatutory stock options at a price not less than 100% or 85%, respectively, of fair market value of common stock, as determined by the Board of Directors, at grant date. Options under the plan are immediately exercisable. Stock issued through option exercises are subject to the Company's right of repurchase at the original exercise price. The number of shares subject to repurchase generally decrease by 25% of the options shares one year after the grant date, and thereafter, ratably over 48 months.

     Activity for the Company's stock option is summarized as follows:

                                                     Average Price
                           Available   Outstanding     Per Share        Amount
                           ---------   -----------   -------------  --------------
                                                                    (in thousands)

    Options authorized       261,758            --              --             --

    Options granted         (234,880)      234,880     $0.50-$6.00         $  212

    Options canceled           3,751        (3,751)    $0.50                   (2)

    Options exercised             --      (163,075)    $0.50-$6.00            (95)
                            --------      --------                         ------

Balances, June 30, 1996       30,629        68,054     $0.50-$6.00         $  115
                            ========      ========                         ======

     At June 30, 1996, all options and shares outstanding under the Plan were subject to repurchase.

9.   Business Segments, Exports and Major Customers:
     ----------------------------------------------

     The Company operates in a single industry segment encompassing the development, manufacture, sales and support of high performance color servers.

     The Company sells its products and services to customers in the United States and Japan. Net revenue from export sales accounted for 60%, 59% and 43% of total revenues for the years ended September 30, 1994, 1995 and the five months ended June 30, 1996. All of export sales were made to Japan.

     In the years ended September 30, 1994 and 1995 and the five months ended June 30, 1996, two customers accounted for 60% and 40%; 59% and 41%; and 43% and 57% of total revenues, respectively. In addition, although all sales made to the Company's U.S. based customers are considered U.S. sales, this customer has a significant international customer base, and the Company believes that a significant portion of the Company's products purchased by the customer are resold outside the U.S.

                                   Continued

                  SPLASH TECHNOLOGY HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                    ------



10.  Income Taxes:
     -------------

     The provision for (benefit from) income taxes consists of the following (in thousands):

                                                                                           SPLASH TECHNOLOGY
                                                      PREDECESSOR BUSINESS                   HOLDINGS, INC.
                                             -------------------------------------       -------------------
                                                                          FOUR MONTHS         FIVE MONTHS
                                                  FISCAL YEAR ENDED          ENDED               ENDED
                                                    SEPTEMBER 30,         JANUSARY 31,          JUNE 30,
                                             ---------------------------
                                                 1994        1995             1996              1996
                                             ------------ ----------      -------------  -------------------
          Current:
            Federal                            $  522        $  1,095           $  192          $  2,551
            State                                 199             300               22               698
                                               ------        --------           ------          --------
                                                  721           1,395              214             3,249
                                               ------        --------           ------          --------

          Deferred:
            Federal                            $ (537)       $     --           $  537          $ (9,365)
            State                                 (85)             --               85            (1,649)
                                               ------        --------           ------          --------
                                                 (622)             --              622           (11,014)
                                               ------        --------           ------          --------
                                               $   99        $  1,395           $  836          $ (7,765)
                                               ======        ========           ======          ========

     The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                                                           SPLASH TECHNOLOGY
                                                      PREDECESSOR BUSINESS                   HOLDINGS, INC.
                                             -------------------------------------       -------------------
                                                                          FOUR MONTHS         FIVE MONTHS
                                                  FISCAL YEAR ENDED          ENDED               ENDED
                                                    SEPTEMBER 30,         JANUSARY 31,          JUNE 30,
                                             ---------------------------
                                                 1994        1995             1996              1996
                                             ------------ ----------      -------------  -------------------
Tax provision at federal statutory rate          34.0%       34.0%            34.0%             34.0%
State taxes, net of federal tax benefit           6.1         6.1              6.1               6.1
Net operating losses                            (33.3)         --               --                --
Other                                             0.6        (0.1)            (0.1)               --
                                              -------      ------          -------           -------
                                                  7.4%       40.0%            40.0%             40.1%
                                              =======      ======          =======           =======

                                   continued

                  SPLASH TECHNOLOGY HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                    ______

10.    Income Taxes, continued:
       ------------

     The components of the deferred tax asset are as follows (in thousands):

                                                                     SEPTEMBER 30,           JUNE 30,
                                                                -------------------------
                                                                     1994         1995         1996
                                                                ------------  ------------  ----------
          Deferred tax assets:
            In-process and purchased technology                  $   --         $   --       $  8,865
            Receivable allowances                                     6             34             80
            Inventory valuation allowance                           231            221            334
            Warranty accruals                                        55            128             92
            State taxes                                              68            102            240
            Deferred revenue                                         --             --          2,055
            All other                                               262            137            216
                                                                 ------         ------       --------
                 Total deferred tax assets                          622            622         11,882
            Long-term portion of in-process and
              purchased technology                                   --             --          8,249
                 Current portion of deferred tax asset           ------         ------       --------
                                                                 $  622         $  622       $  3,633
                                                                 ======         ======       ========

     At June 30, 1996, the Company assessed the recoverability of the deferred tax asset and based on its expectations about taxable income for future periods, determined that it was more likely than not that the deferred tax asset would be recovered.

11.  Employee Benefit Plan:
     ---------------------

     The Company adopted the Splash Technology, Inc. 401(k) Profit Sharing Plan (the Plan) effective February 1996, which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended, and covers essentially all employees. Each eligible employee may elect to contribute to the Plan, through payroll deductions, up to 15% of compensation, subject to certain limitations. The Company, at its discretion, may make additional contributions on behalf of non-highly compensated employees. All employer contributions are 100% vested after four years. During the five months ended June 30, 1996, there were no Company contributions.

12.  Subsequent Events:
     -----------------

     On July 25 1996, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell up to $34,500,000 of shares of its common stock to the public including shares which may be offered on behalf of selling stockholders. Radius, Inc. has agreed that pursuant to the planned public offering at a price to the public of at least $12.00 per share, the Series B Preferred Stock held by Radius shall automatically convert to common stock at the applicable conversion price.

     On July 25, 1996, the Board of Directors of the Company authorized an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the Company's authorized number of shares to an aggregate of 50,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value $.001 per share.

                       SPLASH TECHNOLOGY HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                    _______


     On July 25, 1996, the Board of Directors adopted a payroll deduction Employee Stock Purchase Plan and reserved an aggregate of 50,000 shares of Common Stock for issuance thereunder and also amended and restated the 1996 Stock Option Plan and increased the aggregate number of shares Common Stock reserved for issuance thereunder to 900,000 shares.

     On July 31, 1996, the Board of Directors of the Company authorized the establishment of a classified board of directors, effective upon the Company's planned initial public offering, providing for three classes of directors having terms of three years each (subject to initial staggering year terms for the three classes).

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               _________________


                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Prospectus Summary....................................................   3
Risk Factors..........................................................   5
Use of Proceeds.......................................................  16
Dividend Policy.......................................................  16
Acquisition...........................................................  16
Capitalization........................................................  18
Dilution..............................................................  19
Selected Consolidated Financial Data..................................  20
Management's Discussion and Analysis
 of Financial Condition and Results of Operations.....................  22
Business..............................................................  29
Management............................................................  42
Certain Transactions..................................................  47
Principal and Selling Stockholders....................................  49
Description of Capital Stock..........................................  51
Shares Eligible for Future Sale.......................................  54
Underwriting..........................................................  56
Legal Matters.........................................................  57
Experts...............................................................  57
Additional Information................................................  57
Index to Consolidated Financial Statements............................ F-1

                              _________________

          UNTIL         , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================

                                   .  SHARES



                                 [SPLASH LOGO]



                                 COMMON STOCK


                               ________________

                                  PROSPECTUS
                               ________________



                              ALEX. BROWN & SONS
                                 INCORPORATED



                             MONTGOMERY SECURITIES



                                      , 1996


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                 AMOUNT TO BE
                                                                   PAID BY
                                                                  REGISTRANT
                                                                --------------
     SEC Registration Fee.....................................    $   11,897
     NASD Filing Fee..........................................         3,950
     Nasdaq National Market Application Fee...................        50,000
     Printing.................................................       160,000
     Legal Fees and Expenses..................................       250,000
     Accounting Fees and Expenses.............................       410,000
     Blue Sky Fees and Expenses...............................        15,000
     Director and Officer Liability Insurance.................       250,000
     Custodial Fees...........................................         2,500
     Transfer Agent and Registrar Fees........................        10,000
     Miscellaneous............................................        36,653
                                                                    --------
          Total...............................................    $1,200,000
                                                                   =========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article Ten of the Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among the Company and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since September 30, 1995, the Registrant has issued and sold the following unregistered securities:

     1. On January 30, 1996, the Registrant issued and sold an aggregate of 152,500 shares of Common Stock to four members of management pursuant to restricted stock purchase agreements for aggregate cash consideration of $6,100.

     2. On January 30, 1996, the Registrant issued and sold an aggregate of 15,426 shares of mandatorily redeemable Series A Preferred Stock to Summit Subordinated Debt Fund, Summit Ventures IV, L.P., Summit

Investors III, L.P., Sigma Partners III, L.P., sigma Associates III, L.P. and Sigma Investors III, L.P. pursuant to the Purchase Agreement for an aggregate cash consideration of $15,426.

     3. On January 30, 1996, the Registrant issued and sold an aggregate of 4,282 shares of Series B Preferred Stock to Radius Inc. in return for a portion of its ownership of Splash Technology, Inc.

     4. On January 31, 1996, the Registrant issued a warrant to purchase an aggregate of 2,500 shares of Common Stock to Imperial Bank for an aggregate cash consideration of $1.00.

     There was no underwriter involved in connection with any transaction set forth above. The issuances of the securities set forth in paragraph 1 of this
Item 15 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder. The other issuances set forth in this Item 15 were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

     In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

     (A)  EXHIBITS.

               EXHIBIT
               NUMBER                   DESCRIPTION OF DOCUMENT
             -----------      ------------------------------------------------
                  1.1*        Form of Underwriting Agreement.
                  2.1         Merger Agreement, dated December 21, 1995, among
                              Summit Subordinated Debt Fund, L.P., Summit
                              Ventures IV, L.P., Summit Investors II, L.P.,
                              Splash Technology Holdings, Inc. and Splash Merger
                              Company, Inc.
                              Radius Inc., Splash Technology, Inc.,
                  2.2         Amendment No. 1 to Merger Agreement dated
                              January 30, 1996.
                  3.1         Certificate of Incorporation of Registrant.
                  3.2*        Form of Amended and Restated Certificate of
                              Incorporation of Registrant.
                  3.3         Bylaws of Registrant.
                  3.4*        Form of Amended and Restated Bylaws of Registrant.
                  4.1         Warrant, dated January 31, 1996, issued by
                              Registrant to Imperial Bank.
                  5.1*        Opinion of Wilson Sonsini Goodrich & Rosati,
                              Professional Corporation.
                 10.1         Form of Indemnification Agreement.
                 10.2*        1996 Stock Option Plan and form of Stock Option
                              Agreement.
                 10.3*        1996 Employee Stock Purchase Plan and form of
                              Subscription Agreement.
                 10.4         Registration Rights Agreement dated January 30,
                              1996 among the Registrant and certain stockholders
                              of the Registrant.
                 10.5*        Configurable Postscript Interpreter OEM License
                              Agreement dated September 18, 1992 between the
                              Registrant and Adobe Systems Incorporated.
                 10.6*        Xerox and SMT Hardware Purchase and Software
                              Development/License Agreement between the
                              Registrant and Xerox Corporation dated November
                              13, 1993.
                 10.7         Property Lease covering Registrant's facilities in
                              Sunnyvale, California.
                 10.8         Security and Loan Agreement dated January 31,
                              1996, between the Registrant and Imperial Bank.
                 11.1         Computation Regarding Earnings Per Share.
                 21.1         Subsidiaries of Registrant.
                 23.1         Consent of Coopers & Lybrand L.L.P.
                 23.2*        Consent of Wilson Sonsini Goodrich & Rosati,
                              Professional Corporation (included in Exhibit
                              5.1).
                 24.1         Power of Attorney (see page II-4).

          __________________
          *  To be supplied by amendment.

     (B)  FINANCIAL STATEMENT SCHEDULES

          Schedule II - Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, as specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on August 5, 1996.

                                   SPLASH TECHNOLOGY HOLDINGS, INC.

                                   BY: /S/ KEVIN K. MACGILLIVRAY
                                      ------------------------------------------
                                           Kevin K. Macgillivray,
                                           President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kevin Macgillivray and Joan Platt and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

          SIGNATURE                               TITLE                              DATE
- ----------------------------------      -----------------------------      -------------------------
/s/ Kevin K. Macgillivray               Director, President and Chief                 August 5, 1996
- ----------------------------------
Kevin K. Macgillivray                    Officer (Principal Executive
                                         Officer)

/s/ Joan P. Platt                        Chief Financial Officer and                  August 5, 1996
- ----------------------------------
Joan P. Platt                             Vice President, Finance and
                                         Administration (Principal
                                         Financial and Accounting
                                                  Officer)
/s/ Gregory M. Avis
- ----------------------------------               Director                             August 5, 1996
Gregory M. Avis

/s/ Charles W. Berger                            Director                             August 5, 1996
- ----------------------------------
Charles W. Berger

/s/ Peter Y. Chung                               Director                             August 5, 1996
- ----------------------------------
Peter Y. Chung

/s/ Lawrence G. Finch                            Director                             August 5, 1996
- ----------------------------------
Lawrence G. Finch

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                        --------------------------------

                     REPORT ON FINANCIAL STATEMENT SCHEDULE
                     --------------------------------------



  In connection with our audit of the consolidated financial statements of Splash Technology Holdings, Inc., and its subsidiaries as of June 30, 1996 and for the five months ended June 30, 1996, and in connection with our audit of the Predecessor Business as of September 30, 1994 and 1995, and for the years then ended and for the four months ended January 31, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedules listed in Item 16(b) herein.

  In our opinion, this financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.


                                                        Coopers & Lybrand L.L.P.



San Jose, California
July 31, 1996

                                                                     Schedule II

                          FINANCIAL STATEMENT SCHEDULE
                          ----------------------------

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

     VALUATION FOR             BALANCE AT                                                BALANCE AT
   DOUBTFUL ACCOUNTS       BEGINNING OF PERIOD      ADDITIONS        DEDUCTIONS         END OF PERIOD
 ---------------------     -------------------    -------------    --------------       -------------
 Years ended:

 September 30, 1994(1)             -                    16               -                    16
                                =======              =======         ========              =======

 September 30, 1995(1)             16                   68               -                    84
                                =======              =======         ========              =======

 Four months ended
 January 31, 1996(1)               84                   17               -                   101
                                =======              =======         ========              =======

 Five months ended
 June 30, 1996                    101                  199               -                   300
                                =======              =======         ========              =======
     VALUATION FOR             BALANCE AT                                                BALANCE AT
   INVENTORY RESERVES      BEGINNING OF PERIOD      ADDITIONS        DEDUCTIONS         END OF PERIOD
 ---------------------     -------------------    -------------    --------------       -------------
 Years ended:

 September 30, 1994(1)             -                   575               -                   575
                                =======              =======         ========              =======

 September 30, 1995(1)            575                    -             (25)                  550
                                =======              =======         ========              =======

 Four months ended
 January 31, 1996(1)              550                    -            (550)                    -
                                =======              =======         ========              =======

 Five months ended
 June 30, 1996                      0                  832               -                   832
                                =======              =======         ========              =======
     VALUATION FOR             BALANCE AT                                                BALANCE AT
   WARRANTY RESERVES       BEGINNING OF PERIOD      ADDITIONS        DEDUCTIONS         END OF PERIOD
 ---------------------     -------------------    -------------    --------------       -------------
 Years ended:

 September 30, 1994(1)             -                   136               -                   136
                                =======              =======         ========              =======

 September 30, 1995(1)            136                  181               -                   317
                                =======              =======         ========              =======

 Four months ended
 January 31, 1996(1)              317                   -              (176)                 141
                                =======              =======         ========              =======

 Five months ended
 June 30, 1996                    141                  232               -                   373
                                =======              =======         ========              =======

________________________
(1)  Predecessor Business.

                                  EXHIBIT INDEX

        EXHIBIT
         NUMBER                       DESCRIPTION OF DOCUMENT
      ----------   -------------------------------------------------------------
          1.1*     Form of Underwriting Agreement.
          2.1      Merger Agreement, dated December 21, 1995, among Radius Inc.,
                   Splash Technology, Inc., Summit Subordinated Debt Fund, L.P.,
                   Summit Ventures IV, L.P., Summit Investors II, L.P., Splash
                   Technology Holdings, Inc. and Splash Merger Company, Inc.
          2.2      Amendment No. 1 to Merger Agreement dated January 30, 1996.
          3.1      Certificate of Incorporation of Registrant.
          3.2*     Form of Amended and Restated Certificate of Incorporation of
                   Registrant.
          3.3      Bylaws of Registrant.
          3.4*     Form of Amended and Restated Bylaws of Registrant.
          4.1      Warrant, dated January 31, 1996, issued by Registrant to
                   Imperial Bank.
          5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                   Corporation.
         10.1      Form of Indemnification Agreement.
         10.2*     1996 Stock Option Plan and form of Stock Option Agreement.
         10.3*     1996 Employee Stock Purchase Plan and form of Subscription
                   Agreement.
         10.4      Registration Rights Agreement dated January 30, 1996 among the Registrant and certain stockholders of the Registrant.
         10.5*     Configurable Postcript Interpreter OEM License Agreement
                   dated September 18, 1992 between the Registrant and Adobe
                   Systems Incorporated.
         10.6*     Xerox and SMT Hardware Purchase and Software
                   Develpoment/License Agreement between the Registrant and
                   Xerox Corporation dated November 13, 1993.
         10.7      Property Lease covering Registrant's facilities in Sunnyvale,
                   California.
         10.8      Security and Loan Agreement dated January 31, 1996, between the Registrant and Imperial Bank.
         11.1      Computation Regarding Earnings Per Share.
         21.1      Subsidiaries of Registrant.
         23.1      Consent of Coopers & Lybrand L.L.P.
         23.2*     Consent of Wilson Sonsini Goodrich & Rosati, Professional
                   Corporation (included in Exhibit 5.1).
         24.1      Power of Attorney (see page II-4).

____________________________
*    To be supplied by amendment.